FIRST AMENDMENT TO
LOAN AGREEMENT AND LOAN DOCUMENTS

THIS FIRST AMENDMENT TO LOAN AGREEMENT AND LOAN DOCUMENTS (this "*First Amendment*") is made and entered into as of this 9th day of July, 2020, and effective as of June 9, 2020, by and among (A) (i) **MVP HAWAII MARKS GARAGE, LLC**, a Delaware limited liability company ("*MVP Hawaii*"), (ii) **MVP INDIANAPOLIS CITY PARK GARAGE, LLC**, a Delaware limited liability company ("*MVP City Park*"), (iii) **MVP INDIANAPOLIS WASHINGTON STREET LOT, LLC**, a Delaware limited liability company ("*MVP Washington Street*"), (iv) **MVP NEW ORLEANS RAMPART, LLC**, a Delaware limited liability company ("*MVP New Orleans*"), (v) **MVP RAIDER PARK GARAGE, LLC**, a Delaware limited liability company ("*MVP Raider Park*"), and (vi) **MVP MILWAUKEE WELLS LLC**, a Nevada limited-liability company ("*MVP Milwaukee*"; each of MVP Hawaii, MVP City Park, MVP Washington Street, MVP New Orleans, MVP Raider Park and MVP Milwaukee are, together with their respective permitted successors and assigns, a "*Borrower*" and collectively, "*Borrowers*"), (B) **THE PARKING REIT, INC.**, a Maryland corporation ("*Guarantor*"), and (C) **LCC WAREHOUSE V LLC**, a Delaware limited liability company (together with its successors and assigns, "*Lender*"), successor-in-interest to LoanCore Capital Credit REIT LLC, a Delaware limited liability company ("*Original Lender*").

RECITALS:

WHEREAS, Borrowers, on the one hand, and Original Lender, on the other hand, entered into that certain Loan Agreement dated as of November 30, 2018 (the "*Original Loan Agreement*"), pursuant to which Original Lender agreed to make a secured loan to Borrowers in the original principal amount of Thirty-Nine Million Five Hundred Thousand and No/100 Dollars ($39,500,000.00) (the "*Loan*").

WHEREAS, as of March 5, 2019, all of Original Lender's right, title and interest in the Loan was assigned to Lender, and Lender is the holder of the Loan as of the date hereof.

WHEREAS, in addition to the obligations of Borrowers in connection with the Loan, the Loan has been guaranteed in part by Guarantor, pursuant to that certain Guaranty of Recourse Obligations dated as of November 30, 2018, made by Guarantor in favor of Lender (the "*Recourse Guaranty*").

WHEREAS, at Borrowers' request, Borrowers and Lender have agreed to amend the Loan Agreement to provide for, *inter alia*, (i) a deferral of a portion of Borrowers' required monthly interest payments to Lender for the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and (f) November 2020, (ii) a waiver of Borrowers' required monthly contributions into the Capital Expense Reserve Subaccount for the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and

(f) November 2020, (iii) the creation of a shortfall reserve and the reallocation of funds in certain Subaccounts to be utilized in such reserve, (iv) Lender's approval of prospective amendments and modifications to certain Leases at the Properties, (v) the commencement of a Cash Management Period as of the date hereof, which Cash Management Period shall remain in place through the Initial Maturity Date, and (vi) additional recourse liability to Guarantor under the Recourse Guaranty in the event that Borrowers do not timely repay certain amounts due and payable to Lender pursuant to the terms and conditions of this First Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, Borrowers, Guarantor and Lender hereby agree as follows:

AGREEMENT:

1.   Incorporation of Recitals.   The Recitals set forth above are hereby incorporated herein and made a part hereof.

2.   Definitions.

(a)   The following defined terms are hereby added to Section 1.1 of the Original Loan Agreement (in alphabetical order):

(i)   *"Deferral Completion Date"* shall mean the date on which Borrower had paid to Lender in full (i) all Accrued Interest that accrued during the Partial Interest Deferral Period, (ii) the entirety of the Deferred CapEx Amount and (iii) the entirety of the CapEx Shortfall Amount.

(ii)   *"First Amendment"* shall mean that certain First Amendment to Loan Agreement and Loan Documents dated as of July ___, 2020, and effective as of June 9, 2020, by and among Borrowers, Guarantor and Lender.

(iii)   *"Modified Pay Rate"* shall mean for any Interest Period during the Partial Interest Deferral Period, the LIBOR Spread plus the greater of (x) LIBOR for such Interest Period (without taking into account the LIBOR Floor set forth in the definition of LIBOR) and (y) the Modified LIBOR Floor (in lieu of the LIBOR Floor set forth in the definition of LIBOR) (or, when applicable pursuant to this Agreement or any other Loan Document, the Default Rate).

(iv)   *"Modified LIBOR Floor"* shall mean 0.50%.

(v)   *"Original Closing Date"* shall mean November 30, 2018.

(vi)   *"Partial Interest Deferral Period"* shall mean the period of time commencing on the Payment Date occurring in June, 2020 through and including the day immediately preceding the Initial Maturity Date.

(vii)   *"Partial Interest Deferred Payments Repayment Date"* shall mean the Initial Maturity Date, or such earlier date upon which the final payment of principal of the Note becomes due and payable, whether by declaration of acceleration, or otherwise.

(viii)   "***Shortfall***" shall mean the insufficiency of funds projected by Lender in its sole and absolute discretion (which determination shall be conclusive absent manifest error) to be available on deposit in the Cash Management Account on any Payment Date to fully fund the (a) the payment into the Tax Subaccount required to be made under Section 3.3 of the Original Loan Agreement or clause (i) of Section 3.15(a) of the Original Loan Agreement, as applicable, (b) the payment into the Insurance Subaccount required to be made under Section 3.4 of the Original Loan Agreement or clause (ii) of Section 3.15(a) of the Original Loan Agreement, as applicable, (c) the monthly fees charged by the Cash Management Bank in accordance with the Cash Management Agreement, (d) the interest due on such Payment Date required to be paid to Lender pursuant to clause (iv) of Section 3.15(a) of the Original Loan Agreement (subject to any deferral pursuant to this First Amendment), (e) the payment into the Ground Rent Subaccount required to be made under Section 3.12 of the Original Loan Agreement or clause (v) of Section 3.15(a) of the Original Loan Agreement, to the extent applicable, and/or (f) the payment to Borrowers of an amount equal to Approved Operating Expenses including, without limitation, during a Cash Management Period the Monthly Operating Expense Budgeted Amount pursuant to clause (vii) of Section 3.15(a) of the Original Loan Agreement (the amounts required to be paid by Borrowers and described in clauses (a) through (f) above being referred to herein as the "***Required Payments***").

(b)   Section 1.2 of the Original Loan Agreement is hereby amended by inserting the following definitions in the appropriate alphabetical order:

(i)   "*Accrued Interest*" - 2.2.1(b)

(ii)   "*CapEx Shortfall Amount*" - First Amendment

(iii)   "*Deferred CapEx Amount*" - First Amendment

(iv)   "*Required Payments*" - 1.1 (definition of Shortfall)

(v)   "*Shortfall Reserve Subaccount*" - First Amendment

3.   Monthly Interest Payment Deferral. Section 2.2.1 of the Original Loan Agreement is hereby deleted in its entirety and replaced with the following text:

"**2.2.1 Generally**.

(a)   From and after the date hereof, interest on the unpaid Principal shall accrue at the Interest Rate and be due and payable as hereinafter provided. On the Original Closing Date, Borrowers paid interest on the unpaid Principal at the Interest Rate from the Original Closing Date through and including December 8, 2018. On January 9, 2019 and each Payment Date thereafter through and including the Maturity Date, Borrowers shall pay (or to the extent such Payment Date has passed, have paid) interest on the unpaid Principal which has accrued through the last

3

day of the Interest Period immediately preceding such Payment Date. All accrued and unpaid interest and unpaid Principal shall be due and payable on the Maturity Date. If the Loan is repaid on any date other than on a Payment Date (whether prior to or after the Stated Maturity Date), Borrowers shall also pay interest (including any Accrued Interest) that would have accrued on such repaid Principal at the Interest Rate through and including the last day of the Interest Period in which such payment is made.

(b)   Notwithstanding anything to the contrary in the foregoing clause (a), Lender has agreed that a portion of the interest due and payable during the Partial Interest Deferral Period shall be deferred such that on each Payment Date during the Partial Interest Deferral Period (i.e., on the Payment Dates occurring in (i) June 2020, (ii) July 2020, (iii) August 2020, (iv) September 2020, (v) October 2020, and (vi) November 2020), Borrowers shall pay interest on the unpaid Principal at the Modified Pay Rate. Additionally, interest accrued on the Loan at the Interest Rate and not paid during the Partial Interest Deferral Period (i.e., the difference between the interest accrued at the Interest Rate and the interest accrued at the Modified Pay Rate during the Partial Interest Deferral Period) shall itself accrue interest at the Interest Rate, compounded monthly on each Payment Date (all such accrued interest and all interest accrued thereon, is herein referred to collectively as "*Accrued Interest*"). On the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), in addition to any other amounts due and payable to Lender under the Loan Documents, Borrowers shall pay to Lender the entire amount of Accrued Interest. Any unpaid amounts hereunder are due upon the Partial Interest Deferred Payments Repayment Date."

4.   Capital Expense Reserves.

(a)   Notwithstanding anything to the contrary set forth in Section 3.5 of the Original Loan Agreement, provided no Event of Default is then continuing, solely with respect to the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and (f) November 2020, Borrowers' obligation to make the $6,307.50 monthly deposit into the Capital Expense Reserve Subaccount on each such Payment Date shall be deferred, with such deferred amounts to be delivered to Lender pursuant to clause (b) below (the aggregate sum of deferred monthly deposits under this clause (a) shall be referred to herein as the "*Deferred CapEx Amount*").

(b)   In addition to any other amounts due and payable to Lender under the Loan Documents, on or before the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), Borrowers shall pay to Lender the entire Deferred CapEx Amount, and Lender will transfer such amount into the Capital Expense Reserve Subaccount to be utilized by Borrowers pursuant to Section 3.5 of the Original Loan Agreement and this First Amendment.

(c)　　　In accordance with the terms and conditions of <u>Section 5(c)</u> hereof, upon written notice to Lender, in connection with any Payment Date occurring prior to the Initial Maturity Date, Borrowers may request to transfer an aggregate amount not to exceed $50,000.00 from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, which funds shall be utilized by Lender on the subject Payment Date to cover any then-existing Shortfalls (as defined below).

5.　　　<u>Shortfall Reserve</u>.

(a)　　　On the date hereof, a Subaccount shall be established for the purpose of creating a reserve for Shortfalls (the "***Shortfall Reserve Subaccount***").

(b)　　　Upon Borrower's delivery of such documentation as requested by Lender and Lender's review and approval thereof, Lender shall transfer the aggregate sum of $233,400.00 from the following Subaccounts to the Shortfall Reserve Subaccount, which funds may thereafter be utilized in accordance with the terms and conditions of this <u>Section 5</u>:

(i)　　　Lender shall transfer $87,500.00 from the Required Repairs Subaccount to the Shortfall Reserve Subaccount;

(ii)　　　Lender shall transfer $105,000.00 from the Rollover Reserve Subaccount to the Shortfall Reserve Subaccount; and

(iii)　　　Lender shall transfer $40,900.00 from the Raider Park Subaccount to the Shortfall Reserve Subaccount.

(c)　　　In addition to the foregoing, at Borrowers' written request with respect to any Payment Date occurring prior to the Initial Maturity Date, or if at any time Lender determines in its sole and absolute discretion that the undisbursed balance of the Shortfall Reserve Subaccount is not sufficient to cover the Shortfall existing on any Payment Date, provided no Event of Default is then continuing, Lender shall transfer funds from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, which amount shall be utilized to cover such Shortfall in accordance with this <u>Section 5</u>.

(i)　　　Provided no Event of Default is continuing, the right to transfer funds from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount is a continuing right, and, accordingly, funds may be transferred as needed for Shortfalls from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, provided, however, that the aggregate amount of funds transferred from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount over the Term pursuant to this clause (c) shall not exceed $50,000.00 (the aggregate sum of funds transferred from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount under this clause (c) shall be referred to herein as the "***CapEx Shortfall Amount***").

(ii)　　　In addition to any other amounts due and payable to Lender under the Loan Documents, on or before the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), Borrowers shall repay to Lender the entire CapEx Shortfall

Amount, and Lender will transfer such funds into the Capital Expense Reserve Subaccount to be utilized by Borrowers pursuant to Section 3.5 of the Original Loan Agreement and this First Amendment.

(d)   Provided that no Event of Default has occurred and is continuing (other than an Event of Default that can be avoided by the operation of this Section 5), if on any Payment Date during the continuance of a Cash Management Period there is a Shortfall, then Lender shall disburse to itself funds from the Shortfall Reserve Subaccount for application in accordance with Sections 3.15(a)(i), 3.15(a)(ii), 3.15(a)(iii), 3.15(a)(iv), 3.15(a)(v) and 3.15(a)(vii) of the Original Loan Agreement to cover any such Shortfall, and such disbursement shall be credited towards the applicable payment amount under Sections 3.15(a)(i), 3.15(a)(ii), 3.15(a)(iii), 3.15(a)(iv), 3.15(a)(v) and/or 3.15(a)(vii) hereof. Additionally, provided no Event of Default has occurred and is continuing, Lender shall have the right (in the absence of any request for disbursement from Borrowers), but not the obligation, concurrently with written notice thereof to Borrowers, to disburse to itself funds from the Shortfall Reserve Subaccount to cover any such Shortfall, if any, on any Payment Date and such disbursement shall be credited towards Borrowers' obligation to pay the applicable Required Payment (as defined below). Notwithstanding anything herein to the contrary, Lender shall only be obligated to disburse and apply such funds from the Shortfall Reserve Subaccount in the manner described above to the extent of available funds then on deposit in the Shortfall Reserve Subaccount.

6.   Lease and Management Agreement Approvals.

(a)   As of the date hereof, in accordance with the terms and conditions of Section 5.10.2 of the Original Loan Agreement, Lender hereby approves the following amendments and/or modifications to Material Leases or management agreements as requested by Borrowers from Lender:

(i)   That certain Master Amendment of Leases dated as of April 20, 2020, by and between MVP Realty Advisors, LLC, a Nevada limited liability company, and SP Plus Corporation, a Delaware corporation ("*SP Plus*"), which modifies that certain Lease dated as of January 24, 2018, by and between MVP Hawaii, as landlord, and SP Plus with respect to the Hawaii Property;

(ii)   That certain First Amendment to Lease dated as of May 14, 2020 (the "*New Orleans Amendment*"), by and between MVP New Orleans, and 342 N. Rampart, L.L.C., a Louisiana limited liability company, which amends the New Orleans Lease with respect to the New Orleans Property; and

(iii)   That certain Parking Management Agreement dated as of May 18, 2020, by and between MVP City Park, as owner, and Denison Parking, Inc., an Indiana corporation, as operator, with respect to the City Park Property.

(b)   On the date hereof, in connection with the requirement that MVP New Orleans directly pay Ground Rent with respect to the New Orleans Ground Lease through December 31, 2020, pursuant to Section 3 of the New Orleans Amendment, Borrowers shall pay to Lender $18,011.04, and such amount will be transferred by Lender to the Ground Rent Subaccount. In accordance with the terms and conditions of Section 3.12 of the Original Loan Agreement, provide no Event of Default has occurred and is continuing, Lender shall (i) apply the funds in the Ground Rent Subaccount to payments of Ground Rent required to be made by MVP New Orleans under the New Orleans Ground Lease (as amended) or (ii) reimburse Borrowers for such amounts upon presentation of evidence of payment by Borrowers, reasonably satisfactory to Lender, of the same.

(c)   For the avoidance of doubt, in accordance with Section 5.10.2 of the Original Loan Agreement, any proposed amendment or modification of any Material Lease at any Property, including, without limitation, either Lease at the Raider Park Property with Isom Maintenance Company, LLC, a Texas limited liability company, as tenant, shall require Lender's prior written consent.

7.   City Park Property Lease Default. Notwithstanding anything in the Original Loan Agreement to the contrary, in connection with the existing tenant default under that certain Lease dated as of August 19, 2015, by and between MVP City Park, as landlord, and ABM Onsite Services – Midwest, Inc., a Delaware corporation, as tenant, any Lease Termination Payments or other amounts paid to any Borrower with respect to such Lease (any such funds shall be referred to herein as "*ABM Lease Amounts*") shall be immediately paid to Lender for transfer into the Cash Collateral Subaccount. Provided no Event of Default has occurred and is continuing, upon Borrowers' written request, Lender shall apply ABM Lease Amounts towards (i) Borrowers' obligation to repay the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (ii) Borrowers' obligation to repay the Deferred CapEx Amount to Lender pursuant to Section 4(b) hereof and/or (iii) Borrowers' obligation to repay the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) hereof.

8.   Cash Management Period. Notwithstanding anything in the Original Loan Agreement to the contrary, as of the date hereof, a Cash Management Period shall be deemed to have commenced, and such Cash Management Period shall remain in place until the date on which Lender delivers written notice to Borrowers that such Cash Management Period has ended, but in no event shall such Cash Management Period end prior to the Initial Maturity Date. Provided no Event of Default has occurred and is continuing, upon Borrowers' written request, Lender shall apply any funds deposited in the Cash Collateral Subaccount during the continuance of such Cash Management Period towards (i) Borrowers' obligation to repay the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (ii) Borrowers' obligation to repay the Deferred CapEx Amount to Lender pursuant to Section 4(b) hereof and/or (iii) Borrowers' obligation to repay the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) hereof.

9.   Additional Guaranteed Obligations. Notwithstanding anything in the Recourse Guaranty or the other Loan Documents to the contrary, the defined term "*Guaranteed Obligations*" in Section 1(b) of the Recourse Guaranty shall be deleted and replaced with the following:

"(b)   The term "*Guaranteed Obligations*" means (i) Borrowers' Recourse Liabilities, (ii) from and after the date that any Springing

Recourse Event occurs, payment of all the Debt as and when the same is due in accordance with the Loan Documents (and whether accrued prior to, on or after such date), and (iii) the due and punctual payment in full of (x) the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (y) the Deferred CapEx Amount to Lender pursuant to Section 5(b) of this First Amendment and (z) the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) of this First Amendment."

10. Representations, Warranties and Covenants.

(a) Each Borrower and Guarantor hereby represents that the Properties have been affected by the COVID-19 pandemic.

(b) Each Borrower and Guarantor, as the case may be, hereby remakes as of the date hereof, all of the representations and warranties set forth in Article 4 of the Original Loan Agreement and Section 3 of the Recourse Guaranty, respectively, as modified hereby, and the other Loan Documents, as modified hereby, which representations and warranties shall be given as of the date hereof and shall survive the execution and delivery of this First Amendment, but only to the extent such representations and warranties are not matters which by their nature can no longer be true and correct as a result of the passage of time and do not constitute a Default or an Event of Default.

(c) Borrowers hereby represent and warrant that, to the best of each Borrower's knowledge, no Default, Event of Default, breach or failure of condition has occurred, or would exist with notice or the lapse of time or both, under any of the Loan Documents, as modified by this First Amendment. Each Borrower hereby further represents that all representations and warranties herein and in the other Loan Documents made by Borrowers are true and correct in all material respects.

(d) Each Borrower understands and acknowledges that, except as expressly provided in this First Amendment, Lender has not waived any right of Lender or obligation of Borrowers or Guarantor under the Loan Documents and Lender has not agreed to any modification of any provision of any Loan Document or to any extension of the Loan.

(e) No Borrower has created, incurred, assumed, permitted or suffered to exist any Lien on all or any portion of any Property or any direct or indirect legal or beneficial ownership interest in any Borrower, except Liens in favor of Lender and Permitted Encumbrances.

(f) As of the date hereof, each Borrower and Guarantor hereby fully releases Lender and Servicer from any liability of any kind arising out of or in connection with the Loan or the Loan Documents existing or hereafter accruing with respect to matters prior to the date hereof, whether known or unknown; provided that the foregoing release shall not apply to any liability under this First Amendment or any liability due to the fraud, gross negligence or willful misconduct of Lender or Servicer.

(g)   Each Borrower is a duly organized limited liability company, in good standing under the laws of the state of its formation. Each Borrower has full legal power and authority to execute and deliver this First Amendment; the officer of each Borrower executing this First Amendment have been duly authorized to execute and deliver this First Amendment; this First Amendment constitutes valid and binding obligations of Borrowers in accordance with its terms; and neither the execution and delivery of this First Amendment, nor the performance and observation of its terms, constitute a violation or conflict with the organizational documents or requirements of any Borrower, or any law or regulation applicable to any Borrower, or will result in a breach or contravention of any provision, or constitute a default under any agreement, instrument, certificate of formation, operating agreement, other document, law or regulation binding or enforceable upon any Borrower.

(h)   Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Guarantor has full legal power and authority to execute and deliver this First Amendment; the officer of Guarantor executing this First Amendment has been duly authorized to execute and deliver this First Amendment; this First Amendment constitutes valid and binding obligations of Guarantor in accordance with its terms; and neither the execution and delivery of this First Amendment, nor the performance and observation of its terms, constitute a violation or conflict with the organizational documents or requirements of Guarantor, or any law or regulation applicable to Guarantor, or will result in a breach or contravention of any provision, or constitute a default under any agreement, instrument, certificate of formation, operating agreement, other document, law or regulation binding or enforceable upon Guarantor.

(i)   Each Borrower and Guarantor hereby represents and warrants to Lender that, as of the date hereof, (i) none of any Borrower, Guarantor or any direct or indirect owner of any Borrower or Guarantor has any claims or counterclaims against Lender with respect to the Loan or any collateral for the Loan or otherwise relating to the Loan or the subject matter of any of the Loan Documents, (ii) neither any Borrower or Guarantor have any offsets or defenses with respect to any of its respects obligations or liabilities under the Loan Documents or otherwise to the enforcement by Lender of its rights and remedies as provided in the Loan Documents and (iii) to the extent any Borrower or Guarantor has any such claims, counterclaims, offset or defense, each Borrower and Guarantor hereby affirmatively WAIVES and RENOUNCES such claims, counterclaims, offset or defense as of the date hereof.

(j)   Each Borrower and Guarantor shall cooperate with Lender, at their own expense, with respect to the matters addressed in this First Amendment. Upon Lender's request, Borrowers and/or Guarantor shall duly execute and deliver, or cause to be duly executed and delivered, to Lender such further instruments, agreements, and documents, and do or cause to be done such further acts as may be necessary or proper in the reasonable opinion of Lender to carry out more effectively the provisions of this First Amendment or the Loan Documents.

(k)   As of the date hereof, the outstanding Principal amount of the Loan is Thirty-Nine Million Five Hundred Thousand and No/100 Dollars ($39,500,000.00).

11. Defined Terms.

(a)   All capitalized terms used herein and not otherwise defined shall have the defined meanings set forth in the Original Loan Agreement. References to *"the Agreement"* or *"this Agreement"* in the Original Loan Agreement or to the *"Loan Agreement"* in any other Loan Document shall mean and refer to the Original Loan Agreement, as amended by this First Amendment.

(b)   The following definitions set forth in the Loan Documents are amended to include the Accrued Interest, as permitted by this First Amendment: (i) "Debt" and (ii) "Loan." Provided further, from and after the date hereof, all references to interest throughout any of the provisions in any of the Loan Documents (to the extent such provisions are not expressly modified in this First Amendment) shall be deemed to include any Accrued Interest.

12.   No Other Changes; Ratification of Loan Agreement. This First Amendment shall only modify or amend the Original Loan Agreement to the extent provided herein, and all other conditions, covenants and agreements in the Original Loan Agreement shall remain in full force and effect. If there is a conflict between the provisions contained in this First Amendment and the provisions of the Original Loan Agreement, this First Amendment shall control. Whether or not specifically amended by this First Amendment, all of the terms and provisions of the Original Loan Agreement are hereby amended to the extent necessary to give effect to the purpose and intent of this First Amendment.

13.   Complete Agreement; Amendment; Waiver; Counterparts. This First Amendment constitutes the complete agreement between the parties with respect to the subject matter hereof; it supersedes all previous understandings, if any, between the parties except as otherwise provided herein; no oral or implied understandings, representations or warranties shall vary its terms; and neither it nor any of its provisions may be amended or waived other than by a written instrument executed and delivered by the parties. This First Amendment or any such amendment or waiver may be executed in several counterparts, each of which shall be considered a duplicate original and the same instrument. Execution and delivery of this First Amendment by portable document format (*"PDF"*) copy bearing the PDF signature of any party hereto shall constitute a valid and binding execution and delivery of this First Amendment by such party. Such PDF copies shall constitute enforceable original documents.

14.   Interpretation. No provision of this First Amendment shall be construed against or interpreted to the disadvantage of any party to this First Amendment by any court or other governmental or judicial authority by reason of such party's having or being deemed to have structured or dictated such provision.

15.   Consent Not A Waiver of Any Other Rights. This First Amendment and the agreements evidenced hereby do not waive any rights under applicable laws and regulations and under the Loan Documents. This First Amendment is not a waiver of any other requirement of the Loan and Loan Documents and applies only to the express terms and conditions herein. The granting of such consent and the execution of this First Amendment in no way obligates the Lender or any subsequent holder of the Loan, to grant

any future consents or waivers nor does it establish in any way a pattern or practice of dealing that any Borrower or Guarantor may rely upon in seeking any other consent or waiver.

16. No Novation. The execution and delivery of this First Amendment and any other documents required herein will not be interpreted or construed as, and in fact does not constitute, a novation, payment, or satisfaction of all or any portion of the Loan or any other obligations pursuant to the Loan Documents.

17. Time of Essence. Time is of the essence with respect to each term, condition and covenant of this First Amendment.

18. Effective Date. This First Amendment shall be deemed to be effective as of June 9, 2020. Solely with respect to the monthly payments due and payable to Lender on the Payment Date occurring in June 2020, notwithstanding the date on which such payments have been received by Lender, for all purposes hereunder, the payment of such amounts to Lender in accordance with this First Amendment shall be deemed to have been made on June 9, 2020, and no Late Payment Charge, Default or Event of Default shall arise or apply with respect to such payments.

19. Governing Law. The validity, interpretation, enforcement, and effect of this First Amendment shall be governed by, and construed in accordance with, the laws governing the Loan Documents.

20. Severability; Captions. The invalidity or unenforceability of any provision in this First Amendment in any particular respect shall not affect the validity and enforceability of any other provision of this First Amendment or of the same provision in any other respect. The captions at the beginning of this First Amendment are for the convenience of the reader and shall be ignored in construing this First Amendment.

21. Effectiveness. This First Amendment shall only be effective upon (i) the execution and delivery of this First Amendment by each Borrower, Guarantor and Lender, (ii) Borrowers' payment to Lender, concurrently with the execution of this First Amendment, of all out-of-pocket costs and expenses incurred by the Lender in connection with this First Amendment, including, without limitation, reasonable attorneys' fees and expenses, and (iii) no Event of Default shall exist under the Loan Documents and Borrowers shall be in compliance with the terms and conditions of the Loan Documents.

22. Reaffirmation of Guarantor. Guarantor acknowledges the amendments and modifications of the Original Loan Agreement pursuant to this First Amendment (including, without limitation, the amendment to the Recourse Guaranty pursuant to Section 9 hereof) and hereby ratify and reaffirm all of the terms, covenants and conditions of the Recourse Guaranty, and agree that, except as expressly provided herein, the Recourse Guaranty remains unmodified and in full force and effect and enforceable in accordance with its terms. Guarantor specifically, but not by way of limitation, hereby further reaffirms that its obligations under the Recourse Guaranty are separate and distinct from Borrowers' obligations under the Loan Documents.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Borrowers, Guarantor and Lender have caused this First Amendment to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWERS:

MVP HAWAII MARKS GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

MVP INDIANAPOLIS CITY PARK GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

MVP INDIANAPOLIS WASHINGTON STREET LOT, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

MVP NEW ORLEANS RAMPART, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

MVP RAIDER PARK GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

MVP MILWAUKEE WELLS LLC,
a Nevada limited-liability company

By: MVP Realty Advisors, LLC,
        a Nevada limited-liability company,
        its manager

By:
        Name: Michael V. Shustek
        Title: Manager

[Additional Signature Pages Follow]

GUARANTOR'S CONSENT

The undersigned Guarantor hereby consents to the terms and provisions of the foregoing First Amendment to Loan Agreement and Loan Documents and the transactions contemplated thereby, hereby reaffirms its obligations under the Recourse Guaranty, and reaffirms its waiver of each and every one of the defenses to such obligations as set forth in the Recourse Guaranty.

GUARANTOR:

THE PARKING REIT, INC.,
a Maryland corporation

By:

    Name: Michael V. Shustek
    Title: Chief Executive Officer

[Additional Signature Page Follows]

LENDER:

LCC WAREHOUSE V LLC,
a Delaware limited liability company

By: _____
     Name: Tyler Shea
     Title: Authorized Signatory

SMBC Capital Markets, Inc.

TERMS OF BUSINESS AGREEMENT FOR SWAP TRANSACTIONS

-and-

SWAP TRADING RELATIONSHIP AGREEMENT

[General Instructions to Counterparty: Some sections of the <u>Terms of Business Agreement For Swap Transactions</u> and the <u>Swap Trading Relationship Agreement</u> require Counterparty to provide information to Dealer.

Where applicable, please supply such information in the "DFA Answer Sheet" spreadsheet that you received.

For Multi-Entity deals, please list the full legal name and LEI of all entities on the Multi-Entity Annex.

You will also need to execute the agreement as set forth in Schedule 1]

v.2.22.17

TERMS OF BUSINESS AGREEMENT FOR SWAP TRANSACTIONS

This Terms of Business Agreement for Swap Transactions (the "**Terms of Business Agreement**")[1] between the entity listed in row number 1 of the DFA Answer Sheet, or (as applicable) the entities listed in the Multi-Entity Annex in the DFA Answer Sheet (individually or collectively, the "**Counterparty**") and SMBC Capital Markets, Inc. ("**Dealer**") dated as of the date indicated in the "Date of Agreement" field of the DFA Answer Sheet is made in contemplation of one or more possible swap (as defined in Section 1a(47) of the Commodity Exchange Act and related regulations) transactions between you and Dealer (each, a "**Transaction**"). Pursuant to Dodd-Frank legislation, some types of swap transactions may not be available to you unless certain eligibility requirements are met. Information and undertakings provided by you pursuant to this Agreement will be relied on by Dealer to make these assessments and to satisfy certain regulatory obligations in connection with offering to enter into and conducting Transactions with you. This Agreement also provides certain required notices and disclosures. Any questions about this Agreement or any Transaction should be directed to your Dealer representative.

PART I: CUSTOMER INFORMATION

[Instructions to Counterparty: Please insert answers for this Part I in the DFA Answer Sheet in rows 1 through 8].

1.   Counterparty's/Counterparties' Legal Name(s).

2.   Counterparty's Email Address.

(Note that daily marks may be sent to this email address, see Part VI for more information.)

3.   Counterparty's Principal Occupation or Business.

4.   Counterparty's Legal Entity Identifier ("**LEI**"):

(Dodd-Frank regulation requires swap dealers to report certain details of many Transactions to a swap data repository. A LEI, is a unique customer identification number used in this reporting process. If you have not yet registered for a LEI, you may do so at https://www.gmeiutility.org/).

5.   Will the Transactions be guaranteed by another entity?[2]

   a. If yes, please provide the name and address of each guarantor.

6.   Are Counterparty's Transactions subject to control by any person or entity other than the Counterparty?[3]

   a. If yes, please provide the name and address of the controlling person or entity.

PART II: AUTHORITY AND GOOD STANDING

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[1] This Terms of Business Agreement incorporates by reference the terms of the "DFA Answer Sheet", as completed by Counterparty or its authorized agent.

[2] Instructions to Counterparty: Please respond "yes" or "no" (as applicable) in row 5 of the DFA Answer Sheet. If response is "yes", please provide the name and address of each guarantor in row 6 of the DFA Answer Sheet.

[3] Instructions to Counterparty: Please respond "yes" or "no" in row 7 of the DFA Answer Sheet. If response is "yes", please provide the name and address of the controlling person or entity in row 8 of the DFA Answer Sheet.

v.2.22.17

1. Counterparty represents that it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing.

2. Counterparty represents that it has the power to execute this Terms of Business Agreement and any other documentation relating to this Terms of Business Agreement, to enter into Transactions and to perform any obligations arising under this Terms of Business Agreement or in connection with any Transactions and has taken all necessary action to authorize such execution and performance.

PART III: ELIGIBLE CONTRACT PARTICIPANT CERTIFICATION *[Instructions to Counterparty: Please insert answers for this Part III in the DFA Answer Sheet in rows 9 through 11]*

A. Certain types of transactions may not be available to you if you do not qualify as an eligible contract participant, as defined in section 1a(18) of the Commodity Exchange Act ("CEA") and related regulations of the Commodity Futures Trading Commission ("CFTC") (as used herein, an "Eligible Contract Participant").

Is Counterparty an Eligible Contract Participant?[4]

B. Additionally, so that Dealer may verify your eligibility, please indicate whether any of the following apply. You may, but are not required to, indicate more than one of the following as being applicable.[5]

1. Counterparty is a corporation, partnership, proprietorship, organization, trust, or other entity that has total assets exceeding $10,000,000 AND Counterparty is NOT a commodity pool as defined in Section 1a(10) of the Commodity Exchange Act (a "**Commodity Pool**") (see CFTC Rule 1.3(m)(6)).

2. Counterparty is a corporation, partnership, proprietorship, organization, trust, or other entity and its Transactions are guaranteed or otherwise supported by a letter of credit or keepwell, support, or other agreement provided by a corporation, partnership, proprietorship, organization, trust, or other entity that has total assets exceeding $10,000,000 AND Counterparty is NOT a Commodity Pool (see CFTC Rule 1.3(m)(6).

3. Counterparty is a corporation, partnership, proprietorship, organization, trust, or other entity AND Counterparty's net worth exceeds $1,000,000 AND Counterparty only enters into Transactions in connection with the conduct of its business or to manage the risk associated with an asset or liability owned or incurred, or reasonably likely to be owned or incurred, by Counterparty in the conduct of its business AND Counterparty is NOT a Commodity Pool (see CFTC Rule 1.3(m)(6).

4. Counterparty is an individual who has amounts invested on a discretionary basis, the aggregate of which is in excess of $10,000,000.

5. Counterparty is an individual who has amounts invested on a discretionary basis, the aggregate of which is in excess of $5,000,000 AND Counterparty only enters into Transactions in order to manage the risk associated with an asset owned or liability incurred, or reasonably likely to be owned or incurred, by Counterparty.

6. Counterparty is a governmental entity (including the United States, a State, or a foreign government) or political subdivision of a governmental entity AND Counterparty owns and invests on a discretionary basis $50,000,000 or more in investments.

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[4] Instructions to Counterparty: Please respond "yes" or "no" in row 9 of the DFA Answer Sheet.

[5] Instructions to Counterparty: Please indicate in row 10 of the DFA Answer Sheet which Eligible Contract Participant type(s) listed above in sub-clauses (B)(1)-(6) is/are applicable to you. Note that you may, but are not required to, indicate more than one type applicable.

v.2.22.17

7. Counterparty is a multinational or supranational government entity.

8. Counterparty is an instrumentality, agency, or department of an entity described in items (6) or (7) of this part AND Counterparty owns and invests on a discretionary basis $50,000,000 or more in investments.

C. *If you are a Commodity Pool, please respond with the designation(s) applicable to you in row 11 of the DFA Answer Sheet,* otherwise, respond "N/A".

1. Counterparty has total assets exceeding $5,000,000 and is operated by (and, if Counterparty was formed on or after December 31, 2012 or such later date as the CFTC may specify under applicable regulations, is formed by) (i) a person registered as a commodity pool operator with the CFTC, (ii) a person excluded from the commodity pool operator definition under CFTC Regulation 4.5 or otherwise, (iii) a person properly exempt from registration as a commodity pool operator under CFTC Regulation 4.13(a)(3) or otherwise, or (iv) a foreign person performing a similar role or function, subject as such to foreign regulation.

2. Counterparty (i) has total assets exceeding $10,000,000, (ii) was not formed for the purpose of evading regulations under Section 2(c)(2)(B) or 2(c)(2)(C) of the CEA or related CFTC rules, regulations or orders, and (iii) is operated by (and, if Counterparty was formed on or after December 31, 2012 or such later date as the CFTC may specify under applicable regulations, is formed by) (A) a person registered as a commodity pool operator with the CFTC or (B) a person properly exempt from registration as a commodity pool operator under CFTC Regulation 4.13(a)(3).

PART IV: SPECIAL ENTITY CERTIFICATION

[Instructions to Counterparty: Please insert answers for this Part IV in the DFA Answer Sheet in rows 12 through 13.]

A. Is Counterparty is a Special Entity?[6]

(1) If "Yes", please indicate which of the Special Entity Types listed below is applicable to your entity. Additionally, if you answer "Yes", please contact us regarding further procedures and documentation that we may require.[7]

(a) Counterparty is a federal agency.

(b) Counterparty is a state, state agency, city, county, municipality, other political subdivision of a state, or any instrumentality, department or a corporation of or established by a state or political subdivision of a state.

(c) Counterparty is an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974 (29 U.S.C. 1002) ("**ERISA**").

(d) Counterparty is a governmental plan as defined in Section 3 of ERISA.

(e) Counterparty is an endowment, including an endowment that is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

(f) Counterparty is an employee benefit plan defined in Section 3 of ERISA, that is not subject to Title I of ERISA or otherwise defined as a "Special Entity" pursuant to CFTC Rule 23.401(c)(1), (2), (4) or (5). A "Yes" response to this question indicates that the counterparty is eligible to elect to be treated as a Special Entity pursuant to CFTC Rule 23.401(c)(6)).

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[6] Instructions for Counterparty: Please respond "yes" or "no" in row 12 of the DFA Answer Sheet.
[7] Instructions for Counterparty: Please indicate in row 14 of the DFA Answer Sheet what type of Special Entity listed above in sub-clauses (a)-(f) (if any) is applicable to you.

v.2.22.17

PART V: CLEARING

1.   Certain Transactions are subject to the mandatory clearing requirements. If you enter into any such Transaction with Dealer, you have the sole right to select the clearing organization which will clear the Transaction. If you do not select a clearing organization, Dealer shall designate a clearing organization. You acknowledge and understand that Dealer may be unable to enter into such Transaction with you if Dealer does not have a clearing relationship at the clearing organization you have selected.

2.   For any Transaction that you enter into with Dealer that is not subject to the mandatory clearing requirements, you still may elect to clear the Transaction and have the sole right to select the clearing organization. If you elect to clear a Transaction, you must notify Dealer in writing prior to execution of such Transaction specifying the designated clearing organization you have selected for clearing. If you elect to clear a Transaction, you acknowledge and understand that Dealer may be unable to enter into such Transaction with you if Dealer does not have a clearing relationship at the clearing organization you have selected. Notwithstanding the foregoing, a Transaction may be cleared at any time after execution of such Transaction on such terms and conditions as both parties may agree at such time, which may include an adjustment to the terms of a Transaction and/or possible additional payments to take into account that the Transaction is to be cleared.

PART VI: DAILY MARK

1.   With respect to all cleared Transactions, you have the right to receive the daily mark for such Transaction from the relevant clearing organization.

2.   With respect to all uncleared Transactions, as of the close of business on each business day (or such other time as you and Dealer may agree in writing) Dealer will provide you with the daily mark for each Transaction. The daily mark is the mid-market mark of the Transaction. The daily mark will include a description of the methodology and assumptions used to prepare the daily mark and any material changes to the methodology during the term of the Transaction, but Dealer may choose not to disclose any confidential or proprietary information about any model used to prepare such daily mark. Counterparty acknowledges the following about the daily mark:

        a.   The daily mark does not include amounts for profit, credit reserve, hedging, funding, liquidity, or any other costs or adjustments.

        b.   The daily mark may not necessarily be a price at which either you or Dealer would agree to replace or terminate the Transaction and may not necessarily be the value of the Transaction that is marked on the books of Dealer.

        c.   Considerations other than the daily mark may determine calls for margin unless otherwise expressly agreed by the parties.

3.   You agree that we may deliver your daily mark through any of the following means: (i) at the email address that you provided in Part I or (ii) by making the daily mark available via website access.

PART VII: SCENARIO ANALYSIS

1.   Dealer hereby informs you that for all Transaction that are not "available for trading" (as such term is defined by the CFTC) on a Designated Contract Market ("**DCM**") or a Swap Execution Facility ("**SEF**"), you may request and consult on the design of a scenario analysis to allow you to assess your potential exposure in connection with such Transaction. Unless you make a written request of Dealer prior to execution of a Transaction eligible for specific scenario analysis, you waive your right to receive any scenario analysis from Dealer with respect to such Transaction.

2.   Counterparty acknowledges that any such scenario analysis will:

v.2.22.17

a. be prepared at your request for informational purposes only;

b. be confidential and solely for your use, and may not be reproduced, published or distributed to anyone else without our prior written consent;

c. be based upon model assumptions you provide to us and should not necessarily be considered reflective of our opinion of these assumptions;

d. reflect our use of proprietary internal models and/or third party models to determine estimated prices, spread levels, or other variables based on your model assumptions, and we do not represent that these models are accurate or complete, or that they have been calibrated for scenarios comparable to your assumptions, and they should not be relied upon as such, nor will we be under any obligation to disclose to you confidential or proprietary information concerning such models; and

e. not constitute a guarantee nor offer indemnification to you (or any other person) for loss, claims, damages, liabilities, costs or expenses, direct or indirect, arising from your use of or reliance on the information contained in the analysis.

3. You acknowledge that you have been notified of your right to receive and have been offered the opportunity to consult in the design of any scenario analysis.

PART VIII: SUITABILITY

Note: <u>As per Part IV, above, Special Entities are not required to complete this section.</u>

[Instructions to Counterparty: Please insert answers for this Part VIII in the DFA Answer Sheet in rows 14 and 15]

1. Please review the Institutional Suitability material in paragraph 3, below. The Institutional Suitability material in paragraph 3 requires you to make certain representations to Dealer that you are exercising your own independent judgment in assessing the suitability of any recommendations made by Dealer with regard to a particular Transaction or trading strategy or that you have elected to use a third party evaluation agent in making such determinations. **If the representations in paragraph 3 are accurate, your election(s) in the DFA Answer Sheet will acknowledge that Dealer will only act in its capacity as counterparty and does not undertake to assess the suitability of a Transaction or trading strategy. Please note, that if you are utilizing a third party representative you are required to fill out the corresponding section on the DFA Answer Sheet <u>and</u> have your third party representative sign the additional signature block on in Schedule 1.**

2. If you choose not to or are unable to elect the Institutional Suitability Annex, and make the acknowledgement described above, please contact us regarding further procedures and information that we may require.

3. **By entering your representations in the DFA Answer Sheet, you are electing to utilize the institutional suitability safe harbor provisions under CFTC Rule 23.434(b) and (c)**. A "**Swap Recommendation**" means a "recommendation" (as such term is used in CFTC Rules 23.434 and 23.440) with respect to a swap or trading strategy involving a swap. Counterparty hereby represents to Dealer (which representation is deemed repeated by Counterparty as of the occurrence of each Transaction, offer to enter into a Transaction, and each Swap Recommendation) that Counterparty has complied in good faith with its written policies and procedures that are reasonably designed to ensure that the persons responsible for evaluating all Swap Recommendations (if any) and making trading decisions on behalf of Counterparty are capable of doing so and Counterparty is exercising independent judgment in evaluating all Swap Recommendations (if any). Accordingly, Dealer hereby discloses to Counterparty (which disclosure is deemed repeated by Dealer as of the occurrence of each Transaction, offer to enter into a Transaction, and each Swap Recommendation)

6

that Dealer is acting in its capacity as a contractual counterparty and is not undertaking to assess the suitability of any Transaction or trading strategy involving any Transaction for Counterparty.

  a. Please represent in the DFA Answer Sheet whether you are electing the institutional suitability safe harbor;[8] and

  b. If you are making such representation, please indicate whether your entity is electing it on its own behalf, or if a third party is electing it on your behalf, by entering "Entity" or "Third Party", respectively.[9]

PART IX: DISCLOSURES AND NOTIFICATIONS

1. You acknowledge and agree that you have received, reviewed, and understood the disclosures and notifications published by ISDA and available on the following website: **http://www.smbc-cm.com/Regulatory/html**.

2. In addition to the disclosures and notifications referenced in section 1, above, we may provide additional information relevant to specific Transactions or classes of Transactions that you enter into with Dealer.

3. By entering into a Transaction or any amendment or modification thereof, you acknowledge that you have understood the information provided to you that is relevant to that Transaction and that such information is sufficient for you to evaluate and assess the material risks and characteristics of the Transaction, including: (i) market, credit, liquidity, foreign currency, legal, operational, and other applicable risks and (ii) the material characteristics of such Transaction, including the material economic terms of such Transaction, the terms relating to the operation of such Transaction, and the rights and obligations of the parties during the term of such Transaction.

4. We hereby notify you pursuant to CFTC Rule 43.3(b)(2)(iii) that we may disclose transaction and pricing data for a Transaction to our other customers prior to the public dissemination of such data, provided that such disclosure is made no earlier than the disclosure of such data to a registered swap data repository that accepts swap transaction and pricing data for public dissemination.

PART X: REPORTING AND CONFIDENTIALITY

1. Dealer must satisfy certain reporting requirements related to the Transaction required by regulation. Notwithstanding any non-disclosure, confidentiality or similar agreement between the parties, you hereby consent to the disclosure of Transactions and pricing data to third parties to the extent required by law, to the fullest extent permitted by applicable laws, rules and regulations, including disclosures to a swap data repository. Furthermore, you acknowledge that such disclosures could result in information becoming available to the public.

2. Notwithstanding any non-disclosure, confidentiality or similar agreement to the contrary, you understand and agree that Dealer is authorized to disclose "material confidential information" (as such term is used in CFTC Rule 23.410(c)) provided by or on behalf of you to Dealer to any regulatory or self-regulatory organization or judicial or governmental authority with jurisdiction over Dealer or of which Dealer is a member that requests or requires such information from Dealer (whether by statute, law, rule, regulation, court order, subpoena, deposition, or civil investigative demand).

3. Counterparty agrees that any information provided by (or on behalf of) Counterparty to Dealer that is generally available publicly at the time such information is provided by Counterparty to Dealer, or that becomes generally available publicly thereafter other than as a result of a breach by Dealer or its affiliates of its obligations to Counterparty under applicable law or a binding non-disclosure

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[8] Instructions for Counterparty: Please respond "yes" or "no" in row 14 of the DFA Answer Sheet.
[9] Instructions for Counterparty: Please respond "Entity" or "Third Party" in row 15 of the DFA Answer Sheet.

v.2.22.17

agreement between Counterparty and Dealer, is not "material confidential information" (as such term is used in CFTC Rule 23.410(c)).

4. You consent to and agree that Dealer is authorized to disclose information (including without limitation "material confidential information" within the meaning of CFTC Rule 23.410(c)) you provide to us from time to time to our affiliates, and our and their respective agents, advisors, and third-party service providers in connection with (i) the provision by us or by them of any products or services to you, (ii) the performance of obligations or exercise of rights under such products or services by you or by us or by them, (iii) complying with our or our affiliates' internal legal, compliance, accounting or risk management policies, or (iv) hedging or mitigating any exposure created by a Transaction (including anticipatory hedging).

5. You agree that, for any Transaction that is an "international swap" (as defined in CFTC Rule 45.1) you will notify us, as soon as practicable, of the (i) identity of each non-U.S. trade repository not registered with the CFTC to which the you have caused the Transaction to be reported, and (ii) the swap identifier used by such non-U.S. trade repository to identify the swap. An "international swap" is a swap required by U.S. law and the law of another jurisdiction to be reported both to a swap data repository and to a different trade repository registered with the other jurisdiction.

6. You agree that, upon the occurrence of any "life cycle event" (as defined in CFTC Rule 45.1) relating to a corporate event in respect of a Transaction, you will, as soon as practicable, but in no event later than 10 a.m. on the second "business day" (as that term is defined in CFTC Rule 45.1) following the day on which such life cycle event occurs, notify us of the occurrence of such life cycle event; with sufficient detail regarding such life cycle event to allow us to comply with any regulatory reporting requirements imposed on us. Some examples of life cycle events include the transfer of a Transaction, its assumption by a different legal entity as the result of a merger, the availability of a legal entity identifier for an entity previously identified by some other identifier, or a change in your status as a financial entity (as defined in Section 2(h)(7)(C) of the Commodity Exchange Act) or an entity that is not a financial entity.

Both parties hereby consent to the recording of telephone conversations between the trading, marketing, operations and other relevant personnel and their affiliates, with or without the use of a warning tone, in connection with any Transaction. Both parties agree to obtain the individual consent of any personnel should such consent be required by applicable law.

PART XI: ADDITIONAL AND UPDATED INFORMATION; NOTICE PROVISIONS

1. Both parties represent (which representation is deemed repeated as of the time of each Transaction and any amendment or modification thereof) that all information furnished to the other is true, accurate and complete in every material respect and no information provided herein is incorrect or misleading in any material respect. Notwithstanding the foregoing, each party agrees that an event of default, termination event, or other similar event shall not occur under any Transaction or master or similar agreement governing a Transaction, or any other contract between the parties solely on the basis of a representation herein being incorrect or misleading in any material respect, or a breach of any covenant or agreement set forth solely in this Terms of Business Agreement; *provided, however,* that nothing in this section shall prejudice any other right or remedy of a party at law or under any Transaction or master or similar agreement governing a Transaction or any other contract in respect of any misrepresentation or breach hereunder or thereunder.

2. Both parties represent (which representation is deemed repeated as of the time of each Transaction and any amendment or modification thereof) that its status as an eligible contract participant (within the meaning of CEA Section 1a(18) and related CFTC rules) as indicated in Part III and Part XI, section 9 (each, as applicable) is true and correct as of that date and that, if there are any qualifications or conditions required for it to be an eligible contract participant for any Transaction

v.2.22.17

(such as total assets, net worth, amounts invested on a discretionary basis, or its entry into the Transaction in connection with the conduct of its business), those qualifications or conditions are true and correct for that Transaction as of that date.

3.   Both parties agree to promptly notify the other in writing of any material changes to its information or representations made herein, which notification shall become effective one local business day following delivery of such notice. Upon the effectiveness of any notice provided in accordance with this paragraph, the relevant information or representation will be deemed amended in accordance with such notice.

4.   In connection with any Transaction outstanding between the parties, you agree to promptly provide Dealer any information or written representations or undertakings reasonably requested by Dealer necessary for compliance with Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended and supplemented from time to time) or any other applicable statute. If you have identified any Guarantors in Part I of this Terms of Business Agreement, you agree that such requests may include written representations and undertakings from or regarding each Guarantor.

5.   Counterparty agrees that Dealer may deliver any notifications required by regulation and any informational disclosures, including disclosures applicable to multiple Transactions, through any of the following means, each of which Counterparty agrees are reliable: (i) via written notice or email pursuant to the information set forth in Part I of this Terms of Business Agreement, (ii) by web page at a URL provided by Dealer to you by written notice, or (iii) by any other means agreed by both parties. Counterparty further agrees that Dealer may provide oral disclosures of any (i) pre-trade mid-market marks required pursuant to CFTC Regulation 23.431(a)(3)(i) and (ii) basic material economic terms, including price, notional amount and termination date, pursuant to CFTC Regulation 23.431(a)(2), provided such disclosures are confirmed by SD in a written notice (which confirmation may be provided post-trade) by a means specified in the preceding sentence.

6.   Counterparty shall deliver all notices required under this agreement via overnight mail to the following address:

> SMBC Capital Markets, Inc.
> Attn: Operations Department
> 277 Park Avenue
> New York, New York 10172

7.   Complaints related to any Transactions should be delivered via overnight mail to the following address:

Address:	Virginia Harnisch
	SMBC Capital Markets, Inc.
	277 Park Avenue
	New York, New York 10172
Email:	CMNYCompliance@smbc-cm.com
Telephone:	(212) 224 5077

8.   SMBC Capital Markets, Inc. Legal Entity Identifier ("**LEI**"): TVJ8SHLIZL0RGWGDTN03

9.   SMBC Capital Markets, Inc. is a "swap dealer" as defined in Section 1a(49) of the Commodity Exchange Act and CFTC Regulation 1.3(ggg).

Part XII: Miscellaneous

1.   This Terms of Business Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter thereof, unless there exists between the parties any present

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or future master agreement or other agreement governing the Transactions, such as an ISDA Master Agreement, a foreign exchange master agreement or a cleared transaction execution agreement, in which case this Terms of Business Agreement shall be read and construed together with that other agreement, as amended from time to time, except where a conflict exists, in which case, this Terms of Business Agreement shall prevail.

2.   No amendment or waiver in respect of this Terms of Business Agreement will be effective unless in writing and executed by each of the parties.

3.   Any failure or delay in exercising any right, power or privilege in respect of this Terms of Business Agreement will not be presumed to operate as a waiver thereof.

4.   This Terms of Business Agreement shall be governed by the law (and not the law of conflicts) of the State of New York.

5.   This Terms of Business Agreement may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

6.   As used in this Terms of Business Agreement, the words "you" and "your" refer to Counterparty and the words "we", "our" and "us" refer to Dealer.

/Remainder of page left blank intentionally./

v.2.22.17

SWAP TRADING RELATIONSHIP AGREEMENT

This SWAP TRADING RELATIONSHIP AGREEMENT (the "**Swap Trading Relationship Agreement**")[10] between the entity listed in row number 1 of the DFA Answer Sheet, or (as applicable) the entities listed in the Multi-Entity Annex listed in the DFA Answer Sheet (individually or collectively, the "**Counterparty**") and SMBC Capital Markets, Inc. ("**Dealer**", together with Counterparty, the "**Parties**", and each, a "**Party**") dated as of the date indicated in the "Date of Agreement" field of the DFA Answer Sheet that you received..

WHEREAS, this Swap Trading Relationship Agreement is made in contemplation of one or more possible swap (as defined in Section 1a(47) of the Commodity Exchange Act (the "**CEA**") and related regulations) transactions between Dealer and Counterparty (each, a "**Transaction**") with respect to which Dealer and its affiliates have certain regulatory obligations under the Dodd-Frank Act and regulations of the Commodity Futures Trading Commission ("**CFTC**") and other regulations;

NOW THEREFORE, the Parties agree as follows:

PART I: CERTAIN DEFINITIONS

The following terms when used in this Swap Trading Relationship Agreement shall have the following meanings:

1. The term "**Business Day**" shall mean (i) with respect to Dealer, each weekday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close and (ii) with respect to Counterparty, each weekday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

2. The term "**Discrepancy**" shall mean, in respect of the Portfolio Data received with respect to a Transaction, (i) a difference between a Material Term in such Portfolio Data and a Party's own records of the corresponding material term and (ii) a difference between a Valuation reported in such Portfolio Data and such Party's own valuation of such Transaction (calculated as of the same Risk Valuation Date in good faith and using commercially reasonable procedures in order to produce a commercially reasonable result) that is greater than the Discrepancy Threshold Amount (as defined in Part IV.6).

3. The term "**Material Terms**" has the meaning ascribed by the CFTC to such term for purposes of CFTC Regulation 23.502.

4. The term "**Notice Procedures**" shall mean the notice procedures contained in Part IX of this Swap Trading Relationship Agreement.

5. The term "**DFA Answer Sheet**" shall mean information (which, for the avoidance of doubt, is not required to include calculations or methodologies) relating to the terms of all outstanding Transactions between the Parties in a form and standard that is capable of being reconciled, with a scope and level of detail that is reasonably acceptable to each Party and that describes and includes, without limitation, current Valuations attributed by that Party to each such Transaction. The information comprising the Portfolio Data to be provided by a Party on a Data Delivery Date shall

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[10] This Swap Trading Relationship Agreement incorporates by references the completed "DFA Answer Sheet" as completed by Counterparty or its authorized agent.

v.2.22.17

be prepared (i) as at the time or times that such Party computes its end of day valuations for Swaps (as specified by that Party for this purpose in writing) on the immediately preceding Joint Business Day (as defined in Part III.1.b.), as applicable, and (ii) in the case of Valuations, in good faith and using commercially reasonable procedures in order to produce a commercially reasonable result.

6. The term "**Risk Valuation Date**" has the meaning set forth in Part III.1.

7. The term "**SDR**" shall mean a "swap data repository", as defined in Section 1a(48) of the CEA and the CFTC Regulations.

8. The term "**Transaction**" shall mean any transaction between Dealer and Counterparty that is a "swap", "foreign exchange forward" or "foreign exchange swap" (as such terms are defined, respectively, in Sections 1a(47), 1a(25) and 1a(26) of the CEA and related regulations)

9. The term "**Valuation**" has the meaning ascribed to such term in CFTC Regulation 23.500.

PART II: ORDERLY LIQUIDATION AUTHORITY AND STAY REQUIREMENTS:

1. Each Party agrees to provide notice to the other Party if it becomes, or ceases to be, an Insured Depository Institution or a Financial Company (as each such term is defined in Part IX.1 below). Each Party is hereby notified that in the event that a Party is (i) a covered financial company (as defined in 12 U.S.C. 5381(a)(8)) or (ii) an Insured Depository Institution (as defined in 12 U.S.C. 1813) for which the FDIC has been appointed as a receiver, certain limitations under Title II of the Dodd-Frank Act or the FDIA may apply to the rights of the other Party to terminate, liquidate, or net any swap by reason of the appointment of the FDIC as receiver, notwithstanding the agreement of the Parties, and that the FDIC as receiver may have certain rights to transfer swaps under Section 210(c)(9)(A) of the Dodd-Frank Act, 12 U.S.C. §5390(c)(9)(A), or 12 U.S.C. § 1821(e)(9)(A). As of the date of this Swap Trading Relationship Agreement, Dealer is not an Insured Depository Institution and is a Financial Company.

2. Each party agrees that the following United States and Japanese stay provisions shall be incorporated into the Transaction and shall be enforceable against Counterparty in accordance with their terms:

   a. Japan - Japanese Juridictionnel Module. The terms of the Japanese Jurisdictional Module to the ISDA Resolution Stay Jurisdictional Modular Protocol (together, the "Japanese Jurisdictional Module") are incorporated into and form part of the Transaction, which Transaction, including any ISDA long form confirmation shall be deemed a Covered Agreement for purposes thereof. In the event of any inconsistencies between the Transaction terms and the Japanese Jurisdictional Module, the Japanese Jurisdictional Module will prevail.

   b. United States - The following terms shall be incorporated into and form an integral part of any future or past Transaction between the parties:

      i. If Dealer becomes subject to a proceeding under the Federal Deposit Insurance Act (12 U.S.C. 1811–1835a) and regulations promulgated thereunder or Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. 5381–5394) and regulations promulgated thereunder (each a "U.S. Special Resolution Regime"), the transfer of the Transaction and any agreement governing the Transaction (collectively an "Agreement", as well as any interest and obligation in or under, and any property securing, this Agreement will be effective to the same extent as the transfer would be

v.2.22.17

effective under the U.S. Special Resolution Regime if this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) were governed by the laws of the United States or a state of the United States;

ii. If Dealer or an "affiliate" of Dealer, as such term is used in 12 C.F.R. 252.81-88, becomes subject to a proceeding under a U.S. Special Resolution Regime, any "default rights," as such term is defined in 12 C.F.R. 252.81, under this Agreement that may be exercised against Dealer are permitted to be exercised to no greater extent than such "default rights" could be exercised under the U.S. Special Resolution Regime if the Agreement were governed by the laws of the United States or a state of the United States; and

iii.   Counterparty may only exercise "default rights," as such term is defined in 12 C.F.R. 252.81, or enforce prohibitions on the transfer of a "covered affiliate credit enhancement," as such term is defined in 12 C.F.R. 252.84(e)(2), to the extent permitted under 12 C.F.R. 252.84.

PART III: CALCULATION OF RISK VALUATIONS AND DISPUTE RESOLUTION
In the event that Counterparty is a Financial Entity or has elected to apply this Part III by so indicating in Part IX.1 below, each Party agrees that:

1.   Calculation of Risk Valuations for Purposes of Section 4s(j) of the CEA

   a. On each Business Day of Dealer (each, a "**Risk Valuation Date**"), Dealer shall, for each Transaction to which the requirement pursuant to CFTC Regulation 23.504(b)(4) to agree upon a process for determining a Risk Valuation applies (as determined by Dealer in good faith), calculate the valuation of such Transaction for purposes of compliance by Dealer with risk management requirements under Section 4s(j) of the CEA (such valuation, the "**Risk Valuation**"), *provided* that if Counterparty has provided Dealer with an alternative valuation for such Transaction and such Business Day pursuant to a valuation process that Dealer has determined in good faith will allow Dealer to satisfy the requirements of CFTC Regulation 23.504(b) as they relate to Section 4s(j) of the CEA, Dealer may elect to treat such valuation as the Risk Valuation for such Transaction.

   b. Upon written request by Counterparty delivered to Dealer on or prior to the first day following a Risk Valuation Date that is a Business Day of both Dealer and Counterparty (a "**Joint Business Day**"), Dealer (or its agent) will notify the Counterparty of the Risk Valuations determined by it for such Risk Valuation Date. Unless otherwise agreed by the Parties, Dealer shall not be obligated to disclose to Counterparty any confidential, proprietary information about any model Dealer may use to value a Transaction.

   c. Notification of a Risk Valuation may be provided through the means specified in Part IX.5 of this Swap Trading Relationship Agreement.

   d. Each Risk Valuation will be determined by Dealer (or its agent) acting in good faith and using commercially reasonable procedures in order to produce a commercially reasonable result.

2. Dispute Resolution for Risk Valuations for Purposes of Section 4s(j) of the CEA

   a. If Counterparty wishes to dispute Dealer's calculation of a Risk Valuation, Counterparty shall notify Dealer in writing on or prior to the close of business on the Joint Business Day following the date on which Counterparty was notified of such Risk Valuation. Such notice

v.2.22.17

shall include Counterparty's calculation of the Risk Valuations for all Transactions as of the relevant date for which Dealer has provided Risk Valuations to Counterparty, which must be calculated by Counterparty acting in good faith and using commercially reasonable procedures in order to produce a commercially reasonable result.

b. If Counterparty disputes Dealer's calculation of a Risk Valuation and the Parties **have** agreed in writing (whether as part of an ISDA Credit Support Annex or otherwise) to a valuation dispute resolution process (a "**CSA Valuation**"), then such process will be applied to resolve the dispute of such Risk Valuation (as if such dispute of a Risk Valuation were a dispute of a CSA Valuation, each Transaction that is the subject of the dispute were the only Transaction for which a CSA Valuation was being disputed, and Counterparty was the disputing party).

c. If Counterparty disputes Dealer's calculation of a Risk Valuation and the Parties **have not** agreed in writing (whether as part of an ISDA Credit Support Annex or otherwise) to a valuation dispute resolution process, the parties will consult with each other in an attempt to resolve the dispute. If they fail to resolve the dispute in a timely fashion, then Dealer will recalculate the Risk Valuation by seeking four actual quotations at mid-market from leading market-makers, as determined by Dealer in good faith, and taking the arithmetic average of those obtained; *provided* that if four quotations are not available, then fewer than four quotations may be used; and, if no quotations are available, then Dealer's original Risk Valuation calculation will be used.

d. Following a recalculation pursuant to c. above, Dealer will notify Counterparty not later than the close of business on the Business Day of Dealer following the date of such recalculation, and such recalculation shall be the Risk Valuation for the applicable Risk Valuation Date.

3. Relationship to Other Valuations

a. The parties agree and acknowledge that the process provided herein for the production and dispute of Risk Valuations is exclusively for determining the value of each relevant Transaction for the purpose of compliance by Dealer with risk management requirements under Section 4s(j) of the CEA. Failure by Counterparty to dispute a Risk Valuation calculated by Dealer does not constitute acceptance by Counterparty of the accuracy of the Risk Valuation for any other purpose.

b. Resolution of any disputed Risk Valuation using a procedure specified in paragraph 2 above is not binding on either Party for any purpose other than Dealer's compliance with risk management requirements under Section 4s(j) of the CEA. Each Party agrees that nothing in this Swap Trading Relationship Agreement providing for the calculation of Risk Valuations or for any right to dispute valuations in connection with such Risk Valuations shall affect any agreement of the Parties regarding the calculation of valuations or disputes regarding valuations or constitute a waiver of any right to dispute a valuation as specified in any applicable ISDA Credit Support Annex or otherwise. Any resolutions of disputes regarding CSA Valuations may be different from the resolutions of disputes regarding Risk Valuations. The Parties acknowledge that the adoption of margin regulations under Section 4s(e) of the CEA may require additional agreements between the Parties regarding the calculation of Transaction valuations for purposes of such regulations and Dealer's compliance with risk management requirements under Section 4s(j) of the CEA, and the Parties' agreement to utilize these Risk Valuations in no way constitutes agreement to

v.2.22.17

adopt the procedures provided herein with respect to the calculation of, or resolution of disputes regarding, margin valuations.

Notwithstanding anything to the contrary in this Part III, the Parties may in good faith agree to any other procedure for (i) the calculation of Risk Valuations and/or (ii) the resolution of any dispute between them, in either case, whether in addition to or in substitution of the procedures set out in this Part III.

PART IV: PORTFOLIO RECONCILIATION

[Instructions to Counterparty: Please insert answers for this Part IV in the DFA Answer Sheet in rows 16 through 21]

1. Dealer may, from time to time, give to Counterparty a notice (a "**Required Reconciliation Date Notice**") in which Dealer represents that it is (in its good faith belief) necessary for the Parties to perform a portfolio reconciliation pursuant to CFTC Regulation 23.502. A Required Reconciliation Date Notice will specify (i) the frequency with which Dealer believes such portfolio reconciliations to be required, which may be "Daily," "Weekly," "Quarterly," "Annually" or another frequency required by CFTC Regulations and (ii) if Part IV.4 is applicable, one or more data delivery dates specified in such Required Reconciliation Date Notice (each, a "**Data Delivery Date**").

2. For purposes of this Part IV, the term "**CFTC Swap Entity**" shall mean a Party that (i) the Parties have agreed in writing will be a "CFTC Swap Entity" for purposes of this Swap Trading Relationship Agreement, regardless of whether such Party is registered (fully of provisionally) as a "swap dealer" or "major swap participant" with the CFTC as of the date hereof, or (ii) is or becomes registered (fully or provisionally) as a "swap dealer" or "major swap participant" with the CFTC and has notified the other Party of such registration in accordance with the Notice Procedures.

    a. **Is Counterparty a CFTC Swap Entity?**[11]

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[11] Instructions for Counterparty: Please respond "yes" or "no" in row 16 of the DFA Answer Sheet.

v.2.22.17

3. If Counterparty is **not** a CFTC Swap Entity, Counterparty may, pursuant to this <u>Part IV,</u> elect to: (i) engage in portfolio reconciliation by electing to either "review" or "exchange" Portfolio Data; or (ii) decline to engage in portfolio reconciliation.

    (A) Counterparty may elect to:
        (i) Review Portfolio Data,[12] <u>or</u>
        (ii) Exchange Portfolio Data,[13] <u>or</u>
        (iii) Decline portfolio reconciliation[14]

If Counterparty has elected to either Review Portfolio Data or Exchange Portfolio Data, it may also elect to reconcile the books and records of Transactions between the Parties against Material Terms data that is available from an SDR ("**SDR Data**").

    (B) If Counterparty elected to Review Portfolio Data or Exchange Portfolio Data, please indicate whether it elects SDR Data reconciliation.[15]

        * <u>Note:</u> Both Counterparty and Dealer must elect to reconcile the books and records of Transactions between the Parties against SDR Data for such reconciliation to take place. Unless the Counterparty has otherwise been notified by the Dealer, as of the date indicated on the DFA Answer Sheet, Dealer has not elected SDR Data reconciliation.

If Counterparty elects to decline portfolio reconciliation pursuant to this <u>Part IV</u>, Counterparty hereby agrees that it shall consult with Dealer from time to time regarding alternative terms of portfolio reconciliation.

4. **If Counterparty Elected to Review Portfolio Data, the Following will Apply**:

If Counterparty has elected in <u>Part IV.3</u> to Review Portfolio Data, Counterparty and Dealer agree that on each Data Delivery Date, Dealer will deliver Portfolio Data to Counterparty and Counterparty will review such Portfolio Data. The following shall apply, subject to <u>Part IV.7</u>:

    a. The Required Reconciliation Date Notice will specify one or more Data Delivery Dates, *provided* that the first such Data Delivery Date will be a day no earlier than the second Joint Business Day following the date on which such Required Reconciliation Date Notice is given to Counterparty, and *provided further*, that if, prior to the first such Data Delivery Date, Counterparty requests one or more different Data Delivery Dates, the relevant Data Delivery Dates will be as agreed by the Parties.

    b. On each Data Delivery Date, Dealer (or its agent) will provide Portfolio Data to Counterparty (or its agent) for verification by Counterparty. For purposes of this <u>Part IV.4.b</u>, Portfolio Data will be considered to have been provided to Counterparty (and Counterparty will be considered to have received such Portfolio Data) if it has been provided (i) in accordance with the Notice Procedures or (ii) to a third-party service provider agreed to between Dealer and Counterparty for this purpose.

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[12] Instructions for Counterparty: Please respond "yes" or "no" in row 17 of the DFA Answer Sheet.
[13] Instructions for Counterparty: Please respond "yes" or "no" in row 18 of the DFA Answer Sheet.
[14] Instructions for Counterparty: Please respond "yes" or "no" in row 19 of the DFA Answer Sheet.
[15] Instructions for Counterparty: Please respond "yes" or "no" in row 20 of the DFA Answer Sheet.

v.2.22.17

c. On or as soon as reasonably practicable after each Data Delivery Date, and in any event not later than the close of business on the second Business Day of Counterparty following such Data Delivery Date, Counterparty will review the Portfolio Data delivered by Dealer with respect to each relevant Transaction against its own books and records and Valuation for such Transaction and notify Dealer whether it affirms the relevant Portfolio Data or has identified any Discrepancy. Counterparty shall notify Dealer of all Discrepancies identified with respect to the Portfolio Data provided.

d. If Counterparty has notified Dealer of any Discrepancies in Portfolio Data in respect of any Material Terms or Valuations, then each Party agrees to consult with the other in an attempt to resolve all such Discrepancies in a timely fashion.

5. **If Counterparty Elected to Exchange Portfolio Data _or_ if Counterparty is a CFTC Swap Entity, the Following will Apply:**

If Counterparty (i) is a CFTC Swap Entity or (ii) has elected in Part IV.3 to "exchange" Portfolio Data, Counterparty and Dealer agree that on each Data Delivery Date, each of Dealer and Counterparty will deliver Portfolio Data to the other Party. The following shall apply, subject to Part IV.7:

a. The Parties will negotiate in good faith to agree on one or more Data Delivery Dates that will comply with the portfolio reconciliation frequency specified in such Required Reconciliation Date Notice, _provided_ that if such Required Reconciliation Date Notice specifies that reconciliations are required daily, each Joint Business Day shall be a Data Delivery Date.

b. On each Data Delivery Date, each Party (or its agent) will provide Portfolio Data to the other Party. For the purposes of this Part IV.5, Portfolio Data will be considered to have been provided to the other Party (and the other Party will be considered to have received such Portfolio Data) if it has been provided (i) in accordance with the Notice Procedures, or (ii) to a third-party service provider agreed to between Dealer and Counterparty for this purpose.

c. On or as soon as reasonably practicable after each Data Delivery Date on which Portfolio Data is provided by each Party, either Party may perform a portfolio reconciliation pursuant to CFTC Regulation 23.502 in respect of such Portfolio Data.

d. **The following shall apply if Counterparty is not a CFTC Swap Entity**: If either Party notifies the other Party of a Discrepancy in Portfolio Data in respect of either the Material Terms of a Transaction or its Valuation, then each Party agrees to consult with the other in an attempt to resolve the Discrepancy in a timely fashion.

e. **The following shall apply if Counterparty is a CFTC Swap Entity**: If either Party notifies the other Party of a Discrepancy in Portfolio Data in respect of the Material Terms of a Transaction, then each Party agrees to consult with the other in an attempt to resolve such Discrepancy immediately.

f. **The following shall apply if Counterparty is a CFTC Swap Entity**: If either Party notifies the other Party of a Discrepancy in Portfolio Data in respect of Valuations, then each Party agrees to consult with the other in an attempt to resolve such Valuation Discrepancy as soon as possible, but in any event within five Joint Business Days.

v.2.22.17

6. Counterparty and Dealer hereby agree that a difference in Valuations in respect of a Transaction that is less than 10% of the higher of the two Valuations (the "**Discrepancy Threshold Amount**") shall not be deemed a "discrepancy" for purposes of CFTC Regulation 23.502 and neither Party shall be required to notify the other Party of such a difference or consult with the other Party in an attempt to resolve such a difference.

7. **If Counterparty is a CFTC Swap Entity, does Counterparty wish to reconcile the books and records of Transactions between the Parties against <u>SDR Data</u>?**[16] If Counterparty has elected SDR reconciliation in <u>Part IV.3</u> or this <u>Part IV.7</u>, and Dealer subsequently agrees to such election by providing notice of its agreement, Counterparty and Dealer hereby agree to the following in order to facilitate satisfaction of the requirements of CFTC Regulation 23.502:

    a. On or as soon as practicable following a Data Delivery Date, each Party shall perform a portfolio reconciliation against SDR Data to the extent that such SDR Data relates to Material Terms that would otherwise be delivered by the other Party as Portfolio Data. To the extent that either Party does not have access to such SDR Data or determines that it is not technologically or operationally practical for such Party to obtain such data from the relevant SDR in a manner that permits the conduct of a timely portfolio reconciliation in accordance with the applicable time periods specified in <u>Part IV.4</u> or <u>Part IV.5</u>, such Party shall notify the other Party by or as soon as practicable after the relevant Data Delivery Date.

    b. Notwithstanding <u>Part IV.4</u> and <u>Part IV.5</u>, neither Party shall be obligated to deliver Portfolio Data to the other Party on a Data Delivery Date to the extent that such Portfolio Data consists of Material Terms data reported to an SDR, *provided*, *however*, that if a Party has notified the other Party that it is not able to conduct a timely portfolio reconciliation against corresponding SDR Data as provided in <u>Part IV.7.a</u>, the Parties shall provide for the delivery of the relevant Portfolio Data as provided in <u>Part IV.4</u> or <u>Part IV.5</u>, as applicable, as soon as reasonably practicable.

    c. If either Party identifies a Discrepancy in SDR Data, such Party shall immediately notify the other Party of such Discrepancy. Each Party agrees to consult with the other in an attempt to resolve any such Discrepancy immediately (if both Parties are CFTC Swap Entities) or in a timely fashion (if one Party is not a CFTC Swap Entity).

    d. Each Party agrees to notify the other Party, upon reasonable request, of (i) the SDRs to which such Party has reported Material Terms data with respect to Transactions between the Parties and (ii) any changes as to the particular SDRs at which data may be accessed.

    e. A Party may terminate this <u>Part IV.7</u> with the effect that this <u>Part IV.7</u> shall have no further force and effect and the Parties will each be released and discharged from all further obligations under this <u>Part IV.7</u> by delivering written notice in accordance with the Notice Procedures to the other Party that it is terminating this <u>Part IV.7</u> as of the effective date of such notice. The Parties agree that the effective date of any such notice is the second Joint Business Day following the date on which such notice is delivered in accordance with the Notice Procedures.

8. In the event that the Parties have agreed to multiple Data Delivery Dates with a frequency specified in a Required Reconciliation Date Notice, Dealer shall notify Counterparty if, at any time during

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[16] Instructions for Counterparty: Please respond "yes" or "no" in row 21 of the DFA Answer Sheet.

v.2.22.17

the period that such Data Delivery Dates are in effect, it determines that it is no longer required by CFTC Regulation 23.502 to conduct portfolio reconciliations with the specified frequency. Such notice shall specify (i) the new frequency with which portfolio reconciliations are believed by Dealer to be required, which may be "Daily," "Weekly," "Quarterly," "Annually" or another frequency required by CFTC Regulations and (ii) if Part IV.4 is applicable, one or more new Data Delivery Dates. Such notice shall be a new Required Reconciliation Date Notice for purposes of Part IV.4 and Part IV.5, and upon delivery of such a notice, the previously applicable Data Delivery Dates shall be replaced by dates determined in accordance with such notice.

9. Notwithstanding anything to the contrary in this Swap Trading Relationship Agreement, the Parties may in good faith agree to any other procedure for (i) the exchange, delivery and/or reconciliation of Portfolio Data, and/or (ii) the resolution of any discrepancy between them, in either case, whether in addition to or in substitution of the procedures set out in this Swap Trading Relationship Agreement. Nothing in this Swap Trading Relationship Agreement shall prejudice any right of dispute or right to require reconciliation that either Party may have under applicable law, or any other agreement.

PART V: AUTHORITY AND GOOD STANDING
1. Counterparty represents that it is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing.

2. Counterparty represents that it has the power to execute this Swap Trading Relationship Agreement and any other documentation relating to this Swap Trading Relationship Agreement, to enter into Transactions and to perform any obligations arising under this Swap Trading Relationship Agreement or in connection with any Transactions and has taken all necessary action to authorize such execution and performance.

PART VI: CONFIRMATIONS
Unless the Parties have agreed otherwise in writing, each Party agrees that a confirmation of a Transaction may be created by delivery of written terms by each Party; *provided* that (i) the terms delivered by each Party match the terms delivered by the other Party and (ii) the terms are either delivered by each Party to the other Party in a manner that permits each Party to review such terms or delivered by each Party to a third-party agent or service provider that confirms the matching of such terms to the Parties (in each case by telex, electronic messaging system, email or otherwise). In each case, such a confirmation will be sufficient for all purposes to evidence a binding Transaction. The foregoing shall not limit other agreed methods of creating binding confirmations and shall not be construed as an agreement to use a method provided in this paragraph to confirm any Transaction.

PART VII: CLEARING
1. Counterparty acknowledges that if it elects to clear a Transaction at any time after execution of such Transaction, clearing shall be on such terms and conditions as both Parties may agree at such time, which may include an adjustment to the terms of a Transaction and/or possible additional payments to take into account that the Transaction is to be cleared.

2. Each Party is hereby notified that, upon acceptance of a "swap" (as defined for purposes of Section 1a(47) of the CEA) by a clearing organization:

    a. the original swap between Dealer and Counterparty is extinguished;

    b. the original swap between Dealer and Counterparty is replaced by equal and opposite swaps with the designated clearing organization; and

v.2.22.17

c. all terms of the swap shall conform to the product specifications of the cleared swap established under the designated clearing organization's rules.

PART VIII: REPORTING AND CONFIDENTIALITY

1. Notwithstanding anything to the contrary in any existing or future agreement or in any nondisclosure, confidentiality or similar agreement between Dealer and Counterparty, Counterparty hereby consents to the disclosure of information to the extent required by applicable CFTC Regulations which mandate reporting of transaction and similar information. Counterparty acknowledges that disclosures made pursuant to this Part VIII may include, without limitation, the disclosure of trade information including Counterparty's identity (by name, identifier or otherwise) to an SDR and relevant regulators and that such disclosures could result in certain anonymous Transaction and pricing data becoming available to the public. Counterparty further acknowledges that, for purposes of complying with regulatory reporting obligations, an SDR may engage the services of a global trade repository regulated by one or more governmental regulators, provided that such regulated global trade repository is subject to comparable confidentiality provisions as is an SDR registered with the CFTC. For the avoidance of doubt, to the extent that applicable non-disclosure, confidentiality, bank secrecy or other law imposes nondisclosure requirements on transaction and similar information required to be disclosed pursuant to applicable CFTC Regulations but permits Counterparty to waive such requirements by consent, the consent and acknowledgements provided herein shall be a consent by Counterparty for purposes of such other applicable law.

2. Counterparty hereby consents to the recording of telephone conversations between the trading, marketing, operations and other relevant personnel and their affiliates, with or without the use of a warning tone, in connection with any Transaction. Counterparty agrees to obtain the individual consent of any of its personnel should such consent be required by applicable law.

PART IX: ADDITIONAL AND UPDATED INFORMATION; NOTICE PROVISIONS

[Instructions to Counterparty: Please insert answers for this Part IX in the DFA Answer Sheet in rows 22 through 30]

1. Requested information:

(a) If Counterparty represented that in Part IV(2) that is a CFTC Swap Entity, please verify whether counterparty is registered, or if it intends to or anticipates registering, as any of the following (check any that apply):

    i. Swap Dealer (as defined in 7 U.S.C. § 1(a)(49))[17]
    ii. Major Swap Participant (as defined in 7 U.S.C. § 1(a)(33))[18]

(b) Is Counterparty any of the following (check all that apply):

    i. Financial Entity (as defined in Section 7 U.S.C. § 2(h)(7)(C))[19]
    ii. Financial Company (as defined in 12 U.S.C. § 5381(a)(11))[20]

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[17] Instructions for Counterparty: Please respond "yes" or "no" in row 22 of the DFA Answer Sheet.
[18] Instructions for Counterparty: Please respond "yes" or "no" in row 23 of the DFA Answer Sheet.
[19] Instructions for Counterparty: Please respond "yes" or "no" in row 24 of the DFA Answer Sheet. Additionally, please See Definitional Annex – Definitions for the statutory provisions cited in this section.
[20] Instructions for Counterparty: Please respond "yes" or "no" in row 25 of the DFA Answer Sheet. Additionally, please See Definitional Annex for the statutory provisions cited in this section.

v.2.22.17

iii. Insured Depository Institution (as defined in 12 U.S.C. 1813)[21]

      (c)   If Counterparty is not a Financial Entity, please indicate in the DFA Answer Sheet[22] whether you elect to apply the Risk Valuation mechanics of <u>Part III</u> of this Swap Trading Relationship Agreement.

2. Counterparty represents to Dealer (which representation is deemed repeated as of the time of each Transaction and any amendment or modification thereof) that all information furnished by it or on its behalf to Dealer is true, accurate and complete in every material respect and no information provided herein is incorrect or misleading in any material respect.

3. Counterparty agrees to promptly notify Dealer in writing of any material changes to the information or representations made herein. Upon the effectiveness of any notice provided in accordance with this paragraph, the relevant information or representation will be deemed amended in accordance with such notice.

4. All notices to Dealer under this Swap Trading Relationship Agreement shall be delivered to NYConfirms@smbc-cm.com and shall be effective on the local business day of Dealer immediately following the date of delivery.

5. All notices to Counterparty under this Swap Trading Relationship Agreement may be delivered to Counterparty at the e-mail addresses specified below, as applicable:

      a.   E-mail Address for Delivery of Notices[23]:

      b.   E-mail Address for Delivery of Risk Valuations[24]:

      c.   E-mail Address for Delivery of Portfolio Data[25]:

PART X: DEEMED ISDA MASTER AGREEMENTS
[Instructions to Counterparty: Please insert answers for this Part X in the DFA Answer Sheet in rows 31 and 32]

(A) Please review the deemed ISDA Master Agreement section below and indicate whether you would like to elect to enter into a deemed ISDA Master Agreement.[26]

DEEMED ISDA MASTER AGREEMENT

1. ***Deemed ISDA Master Agreement.*** By making either the "1992 ISDA Master Agreement" or the "2002 ISDA Master Agreement" election in row 32 of the DFA Answer Sheet, Counterparty shall be deemed to have entered into an agreement with Dealer in the form of either the ISDA 1992 Master Agreement or the ISDA 2002 Master Agreement (as indicated) as if Counterparty and Dealer had executed such agreement including the Schedule provisions set out in this Part (X)(A)(1), (such agreement, the "<u>Master Agreement</u>").[27]

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[21] Instructions for Counterparty: Please respond "yes" or "no" in row 26 of the DFA Answer Sheet.
[22] Instructions for Counterparty: Please respond "yes" or "no" in row 27 of the DFA Answer Sheet.
[23] Instructions for Counterparty: Please input email address in row 28 of the DFA Answer Sheet.
[24] Instructions for Counterparty: Please input email address in row 29 of the DFA Answer Sheet.
[25] Instructions for Counterparty: Please input email address in row 30 of the DFA Answer Sheet.
[26] Instructions for Counterparty: Please respond "yes" or "no" in row 31 of the DFA Answer Sheet.
[27] Instructions for Counterparty: Please indicate which Deemed ISDA Master Agreement you would like to enter into by responding "1992" or "2002" in row 32 of the DFA Answer Sheet.

v.2.22.17

2. ***Scope***. This Master Agreement will govern any Swap between the parties that is entered into on or after the date hereof that is (i) not governed by an Existing Swap Agreement, and (ii) not intended by the parties to be cleared on a clearing organization. An "**Existing Swap Agreement**" means, in respect of a Swap, a written agreement that (i) exists at the time of execution of such Swap, (ii) provides for, among other things, terms governing the payment obligations of the parties, and (iii) the parties have established (by written agreement, oral agreement, course of conduct or otherwise) will govern such Swap. This Master Agreement will not govern any Swap that is (i) governed by an Existing Swap Agreement, or (ii) intended by the parties to be cleared on a clearing organization.

3. ***Swaps***. For purposes of this Master Agreement, the term "**Swap**" means a "swap" as defined in Section 1a(47) of the Commodity Exchange Act, as amended ("**CEA**"), and regulations thereunder; *provided that* a commodity option entered into pursuant to Commodity Futures Trading Commission Regulation 32.3(a) is not a Swap for purposes hereof. The term "Swap" also includes any foreign exchange swaps and foreign exchange forwards that are exempted from regulation as "swaps" by the Secretary of the Treasury pursuant to authority granted by Section 1a(47)(E) of the CEA. For the avoidance of doubt, the term "Swap" does not include a swap that has been cleared by a derivatives clearing organization.

4. ***Governing Law***. This Master Agreement will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine), unless otherwise agreed by the parties

5. ***Termination Currency***. The Termination Currency shall be U.S. Dollars.

6. ***Netting of Payments***. (A) With respect to the ISDA 1992 Master Agreement, only: except as otherwise agreed by the parties in writing, Section 2(c)(ii) of this Master Agreement (1) will not apply with respect to each Transaction that is an "FX Transaction" or "Currency Option Transaction" as defined in the ISDA 1998 FX and Currency Option Definitions (as published by ISDA, the Emerging Markets Traders Association and the Foreign Exchange Committee), as supplemented from time to time, and (2) will apply with respect to other Transactions; and (B) With respect to the ISDA 2002 Master Agreement, only: except as otherwise agreed by the parties in writing, "Multiple Transaction Payment Netting" (1) will apply with respect to each Transaction that is an "FX Transaction" or "Currency Option Transaction" as defined in the ISDA 1998 FX and Currency Option Definitions (as published by ISDA, the Emerging Markets Traders Association and the Foreign Exchange Committee), as supplemented from time to time, and (2) will not apply with respect to other Transactions, in each case for the purposes of Section 2(c) of this Master Agreement.

7. ***ISDA August 2012 DF Protocol or Terms of Business Agreement for Swap Transactions***. If both parties hereto have adhered to the ISDA August 2012 DF Protocol Agreement, as published on August 13, 2012, by ISDA (the "**August Protocol Agreement**") and have delivered "Matched Questionnaires" (as defined in the August Protocol Agreement), then this Master Agreement shall be supplemented to the same extent as if it were a "Matched PCA" under the August Protocol Agreement. If Counterparty has entered into the Terms of Business Agreement for Swap Transactions with Dealer, then reference to any master agreement in Part XII.1 of such agreement shall include this Master Agreement.

8. ***FATCA.*** "Tax" as used in any representation made for the purpose of Section 3(e) of this Master Agreement (Payer Tax Representation) and "Indemnifiable Tax" as defined in Section 14 of this Master Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any

v.2.22.17

intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a "**FATCA Withholding Tax**"). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of this Agreement.

9. *1998 FX Definitions.* The provisions of the 1998 FX and Currency Option Definitions (as published by the International Swaps and Derivatives Association, Inc., the Emerging Markets Traders Association and the Foreign Exchange Committee) (the "**1998 FX Definitions**") are hereby incorporated in their entirety and as amended from time to time, shall apply to any FX Transaction or Currency Option Transaction as defined in Section 1.12 and Section 1.5, respectively, of Article 1 of the 1998 FX Definitions (each an "**FX Transaction**" or "**Currency Option Transaction**", respectively) entered into by the parties hereto (unless, in relation to a particular FX Transaction or Currency Option Transaction, otherwise specified in the relevant Confirmation). In the event of any inconsistency between the 1998 FX Definitions and a Confirmation entered into under this Master Agreement, the Confirmation will govern

PART XI: MISCELLANEOUS

1. This Swap Trading Relationship Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter thereof, unless there exists between the parties any present or future master agreement or other agreement governing the Transactions, such as an ISDA Master Agreement, a foreign exchange master agreement or a cleared transaction execution agreement, in which case this Swap Trading Relationship Agreement shall be read and construed together with that other agreement, as amended from time to time, except where a conflict exists, in which case, this Swap Trading Relationship Agreement shall prevail. If Counterparty participates in the ISDA March 2013 DF Protocol (the "**ISDA Protocol**"), in the event of a conflict between this Swap Trading Relationship Agreement and the ISDA Protocol, the terms of this Swap Trading Relationship Agreement shall govern unless the parties have agreed otherwise in writing with specific reference to this Part XI.1.

2. Counterparty acknowledges that Dealer will rely on this Swap Trading Relationship Agreement and the representations and undertakings provided by Counterparty herein each time it enters into a Transaction with Counterparty. Notwithstanding the foregoing, we agree that an event of default, termination event, or other similar event shall not occur under this Swap Trading Relationship Agreement, or any other contract between us solely relating to Transactions on the basis of (i) a representation provided solely in this Swap Trading Relationship Agreement being incorrect or misleading in any material respect, or (ii) a breach of any covenant or agreement set forth solely in this Swap Trading Relationship Agreement; provided, however, that nothing in this paragraph shall prejudice any other right or remedy of a Party at law or under this Swap Trading Relationship Agreement, or any other contract in respect of any misrepresentation or breach hereunder or thereunder. For the avoidance of doubt, this paragraph shall not alter a Party's termination rights or remedies, if any, applicable to a breach of any representation, warranty, covenant, or agreement that is not provided or set forth solely in this Swap Trading Relationship Agreement, including any such breach relating to any event or condition that could also cause or constitute an event specified in (i) or (ii) above.

3. This Swap Trading Relationship Agreement supersedes all oral communication and prior writings (except as otherwise provided herein) with respect thereto. Counterparty acknowledges that, in entering into this Swap Trading Relationship Agreement, it has not relied on any oral or written representation, warranty or other assurance (except as provided for or referred to elsewhere in this Swap Trading Relationship Agreement) and waives all rights and remedies which might otherwise

v.2.22.17

be available to it in respect thereof, except that nothing in this Swap Trading Relationship Agreement will limit or exclude any liability for fraud.

4. All terms of this Swap Trading Relationship Agreement will continue in full force and effect in accordance with its provisions as of the date of this Swap Trading Relationship Agreement.

5. Any failure or delay in exercising any right, power or privilege in respect of this Swap Trading Relationship Agreement will not be presumed to operate as a waiver thereof.

6. This Swap Trading Relationship Agreement shall be governed by the law (and not the law of conflicts) of the State of New York.

7. This Swap Trading Relationship Agreement may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

8. As used in this Swap Trading Relationship Agreement, the words "you" and "your" refer to Counterparty and the words "we", "our" and "us" refer to Dealer.

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v.2.22.17

EMIR ANNEX

EMIR PROVISIONS

[Instructions to Counterparty: Please insert answers for this EMIR Annex in the DFA Answer Sheet in row 33.]

This EMIR Annex to this Swap Trading Relationship Agreement contains provisions addressing certain regulatory obligations under Regulation (EU) No 648/2012 of the European Parliament and of the Council on OTC derivatives, central counterparties and trade repositories dated 4 July 2012 ("**EMIR**") which may also be applicable to Transactions between the Parties. Such regulatory obligations under EMIR may be analogous or in addition to corresponding regulatory obligations under the Dodd-Frank Act and the CFTC Regulations and the Parties agree that the Dealer may, from time to time, elect (in its sole and absolute discretion) to comply with the applicable regulatory obligations under (i) the Dodd-Frank Act and the CFTC Regulations or (ii) EMIR, in respect of all Transactions between the Parties. Each Party agrees that if:

1. Row 33 of the DFA Answer Sheet has been marked "yes" by Counterparty; or

2. The Dealer delivers a notice (which may include a notice by email or other electronic messaging service) to the Counterparty invoking the provisions of EMIR Annex (such notice being an "**EMIR Provisions Invocation Notice"),** then

with effect on (and from) the date of this Swap Trading Relationship Agreement or the date on which the Dealer delivers an EMIR Provisions Invocation Notice (as applicable), the provisions of this EMIR Annex will apply in substitution of certain other provisions of this Swap Trading Relationship Agreement (as set out in further detail in EMIR Annex below).

If the provisions of this EMIR Annex are, or become, applicable under this Swap Trading Relationship Agreement, such provisions will apply until such time as the date on which the Dealer delivers a notice (which may include a notice by email or other electronic messaging service) to the Counterparty revoking the application of this provision (such notice being an "**EMIR Provisions Revocation Notice**"). Upon delivery of a EMIR Provisions Revocation Notice, the provisions of this EMIR Annex below will cease to apply under this Swap Trading Relationship Agreement.

1.   Application of this Annex

(a)   At all times while the provisions of this EMIR Annex are applicable under this Swap Trading Relationship Agreement in accordance with Part IA of the Swap Trading Relationship Agreement above:

(i)   Paragraphs (2) to (10) of this EMIR Annex will apply;

(ii)   Parts III (*Calculation of Risk Valuations and Dispute Resolution*) and IV (*Portfolio Reconciliation*) of this Swap Trading Relationship Agreement will not apply; and

(iii)   for the avoidance of doubt Parts I, II and V to XI of this Swap Trading Relationship Agreement continue to apply if and where relevant to any Relevant Transaction (as defined below) and Paragraph 1 of this EMIR Annex continues to apply in all cases. If required to give effect to any provision of Paragraphs (2) to (10) below, "Transaction" as referred to in Part IX of this Swap Trading Relationship Agreement will be read to include each "Relevant Transaction" as defined below. "Swap" referred to in the Definitional

Annex to the Swap Trading Relationship Agreement will be read to include each "Relevant Transaction" as defined below.

(b)   At all times while the provisions of this EMIR Annex are not applicable under this Swap Trading Relationship Agreement in accordance with Part IA of such agreement, Paragraphs (2) to (10) of this EMIR Annex will not apply and Parts III (*Calculation of Risk Valuations and Dispute Resolution*) and IV (*Portfolio Reconciliation*) of this Swap Trading Relationship Agreement will apply.

2.   Definitions

Unless otherwise stated, capitalised terms used in this EMIR Annex will have the meaning given to them in this Paragraph 2. For the purposes of this EMIR Annex only:

"**agent**" means an entity appointed to act solely on the appointing party's behalf to deal with the other party in relation to all or part of the actions under the relevant provision.

"**Agreed Process**" means any process agreed between the parties in respect of a Dispute other than the Dispute Resolution Procedure including as may be amended between the parties.

"**Business Day**" has the meaning given to it in Part I of this Swap Trading Relationship Agreement.

"**Data Delivery Date**" means each date agreed as such between the parties provided that, in the absence of such agreement, the Data Delivery Date will be the Joint Business Day immediately prior to the PR Due Date.

"**Data Reconciliation**" means, in respect of a party receiving Portfolio Data, a comparison of the Portfolio Data provided by the other party against such party's own books and records of all outstanding Relevant Transactions between the parties in order to identify promptly any misunderstandings of Key Terms.

"**Dispute**" means any dispute between the parties (a) which, in the sole opinion of the party delivering the relevant Dispute Notice, is required to be subject to the Dispute Resolution Procedure (or other Agreed Process) pursuant to the Dispute Resolution Risk Mitigation Techniques; and (b) in respect of which a Dispute Notice has been effectively delivered.

"**Dispute Date**" means, with respect to a Dispute, the date on which a Dispute Notice is effectively delivered by one party to the other party save that if, with respect to a Dispute, both parties deliver a Dispute Notice, the date on which the first in time of such notices is effectively delivered will be the Dispute Date. Each Dispute Notice will be effectively delivered if delivered in accordance with the Notice Procedures (as defined in Part I of this Swap Trading Relationship Agreement).

"**Dispute Notice**" means a notice in writing which states that it is a dispute notice for the purposes of this EMIR Annex and which sets out in reasonable detail the issue in dispute (including, without limitation, the Relevant Transaction(s) to which the issue relates).

"**Dispute Resolution Procedure**" means the identification and resolution procedure set out in Paragraph 6 of this EMIR Annex.

"**Dispute Resolution Risk Mitigation Techniques**" means the dispute resolution risk mitigation techniques for OTC derivative transactions set out in Article 11(1)(b) of EMIR as supplemented by Article

26

15 of Chapter VIII of the Commission Delegated Regulation (EU) No 149/2013 of 19 December 2012 and published on 23 February 2013 in the Official Journal of the European Union.

"**European Union**" means the economic and political union established in 1993 by the Maastricht Treaty, with the aim of achieving closer economic and political union between member states that are primarily located in Europe.

"**Joint Business Day**" means a day that is a Business Day in respect of each party.

"**Key Terms**" means, with respect to a Relevant Transaction and a party, the valuation of such Relevant Transaction and such other details the relevant party deems relevant from time to time which may include the effective date, the scheduled maturity date, any payment or settlement dates, the notional value of the contract and currency of the Relevant Transaction, the underlying instrument, the position of the counterparties, the business day convention and any relevant fixed or floating rates of the Relevant Transaction. For the avoidance of doubt, "Key Terms" does not include details of the calculations or methodologies underlying any term.

"**Portfolio Data**" means, in respect of a party providing or required to provide such data, the Key Terms in relation to all outstanding Relevant Transactions between the parties in a form and standard that is capable of being reconciled, with a scope and level of detail that would be reasonable to the Portfolio Data Sending Entity if it were the receiving party. Unless otherwise agreed between the parties, the information comprising the Portfolio Data to be provided by a party on a Data Delivery Date will be prepared as at the close of business on the immediately preceding Business Day of, and as specified in writing by, the party providing the Portfolio Data.

"**Portfolio Reconciliation Requirements**" means the requirements one or both parties are subject to in accordance with the Portfolio Reconciliation Risk Mitigation Techniques.

"**Portfolio Reconciliation Risk Mitigation Techniques**" means the portfolio reconciliation risk mitigation techniques for OTC derivative transactions set out in Article 11(1)(b) of EMIR as supplemented by Article 13 of Chapter VIII of the Commission Delegated Regulation (EU) No 149/2013 of 19 December 2012 and published on 23 February 2013 in the Official Journal of the European Union.

"**PR Due Date**" means each date agreed as such between the parties provided that the PR Due Date will be the PR Fallback Date where either (a) no date is agreed or (b) the agreed date occurs after the PR Fallback Date.

"**PR Fallback Date**" means: (a) in respect of the PR Period starting on the PR Requirement Start Date, the last Joint Business Day in such PR Period; and, otherwise, (b) the last Joint Business Day in the PR Period starting on the calendar day immediately following the last calendar day of the immediately preceding PR Period. If there is no Joint Business Day in a PR Period, the PR Due Date will be the first Joint Business Day following the end of the PR Period.

"**PR Period**" means, with respect to the parties:

(a)   if the Portfolio Reconciliation Requirements require Data Reconciliation to occur each business day, one Joint Business Day;

(b)   if the Portfolio Reconciliation Requirements require Data Reconciliation to occur once per week, one calendar week;

(c)   if the Portfolio Reconciliation Requirements require Data Reconciliation to occur once per quarter, three calendar months; or

(d)   if the Portfolio Reconciliation Requirements require Data Reconciliation to occur once per year, one calendar year.

"**PR Requirement Start Date**" means, unless otherwise agreed, the date of this <u>Swap Trading Relationship Agreement</u>.

"**Relevant Transaction**" means any "OTC derivative contract" (as defined in EMIR) between the parties which is subject to the Portfolio Reconciliation Risk Mitigation Techniques and/or the Dispute Resolution Risk Mitigation Techniques.

"**third party service provider**" refers to an entity that the parties agree will perform all or part of the actions under the relevant provision for both parties.

3.   Agreement to Reconcile Portfolio Data

The parties agree to reconcile portfolios as required by the Portfolio Reconciliation Risk Mitigation Techniques.

Unless changed in accordance with <u>Paragraph 4(a)</u> of this <u>EMIR Annex</u> or otherwise agreed (i) Dealer is a Portfolio Data Sending Entity; and (ii) Counterparty is a Portfolio Data Receiving Entity.

(a)   **One-way Delivery of Portfolio Data.** If one party is a Portfolio Data Sending Entity and the other party is a Portfolio Data Receiving Entity:

> (i)   on each Data Delivery Date, the Portfolio Data Sending Entity will provide Portfolio Data to the Portfolio Data Receiving Entity;
>
> (ii)   on each PR Due Date, the Portfolio Data Receiving Entity will perform a Data Reconciliation;
>
> (iii)   if the Portfolio Data Receiving Entity identifies one or more discrepancies which such party determines, acting reasonably and in good faith, are material to the rights and obligations of the parties in respect of one or more Relevant Transaction(s), it will notify the other party in writing as soon as reasonably practicable and the parties will consult with each other in an attempt to resolve such discrepancies in a timely fashion for so long as such discrepancies remain outstanding, using, without limitation, any applicable updated reconciliation data produced during the period in which such discrepancy remains outstanding; and
>
> (iv)   if the Portfolio Data Receiving Entity does not notify the Portfolio Data Sending Entity that the Portfolio Data contains discrepancies by 4p.m. local time in the place of business of the Portfolio Data Sending Entity on the fifth Joint Business Day following the later of the PR Due Date and the date on which the Portfolio Data Sending Entity provided such Portfolio Data to the Portfolio Data Receiving Entity, the Portfolio Data Receiving Entity will be deemed to have affirmed such Portfolio Data.

(b)   **Exchange of Portfolio Data**. If both parties are Portfolio Data Sending Entities:

v.2.22.17

(i)   on each Data Delivery Date, each party will provide Portfolio Data to the other party;

(ii)   on each PR Due Date, each party will perform a Data Reconciliation; and

(iii)   if a party identifies one or more discrepancies which such party determines, acting reasonably and in good faith, are material to the rights and obligations of the parties in respect of one or more Relevant Transaction(s), it will notify the other party in writing as soon as reasonably practicable and the parties will consult with each other in an attempt to resolve any such discrepancies in a timely fashion for so long as such discrepancies remain outstanding, using, without limitation, any applicable updated reconciliation data produced during the period in which such discrepancy remains outstanding.

4.   Change of Status

(a)   Each party may change its own designation with the written agreement of the other party (such agreement not to be unreasonably withheld or delayed). No change of designation will be permitted where the result would be both parties are Portfolio Data Receiving Entities unless the parties also agree a process for reconciling Portfolio Data in order to meet the requirements of the Portfolio Reconciliation Risk Mitigation Techniques.

(b)   If a party believes, acting reasonably and in good faith, that the parties are required to perform Data Reconciliation at a greater or lesser frequency than that being used by the parties at such time, it will notify the other party of such in writing, providing evidence on request. From the date such notice is effectively delivered, such greater or lesser frequency will apply and the first following PR Due Date will be the earlier of the date agreed between the parties and the last Joint Business Day in the PR Period starting on the date on which the immediately preceding Data Reconciliation occurred (or, if no Joint Business Day occurs which is within such PR Period and is on or following the date such notice is effective, the first Joint Business Day following the later of the end of such PR Period and the date such notice is effective).

5.   Use of agents and third party service providers

(a)   For the purposes of performing all or part of the actions under Paragraphs 3 and 4 of this EMIR Annex, each party may appoint:

(i)   an Affiliate to act as agent, immediately on written notice to the other party; and/or

(ii)   subject to the other party's agreement (such agreement not to be unreasonably withheld or delayed and which may include any such agreement existing prior to the date of this Swap Trading Relationship Agreement), (1) an entity other than an Affiliate as agent and/or (2) a qualified and duly mandated third party service provider.

6.   Dispute Identification and Resolution Procedure

The parties agree that they will use the following procedure to identify and resolve Disputes between them:

(a)   either party may identify a Dispute by sending a Dispute Notice to the other party;

(b)   on or following the Dispute Date, the parties will consult in good faith in an attempt to resolve the Dispute in a timely manner, including, without limitation, by exchanging any relevant information and by identifying and using any Agreed Process which can be applied to the subject of the Dispute or, where no

v.2.22.17

such Agreed Process exists or the parties agree that such Agreed Process would be unsuitable, determining and applying a resolution method for the Dispute; and

(c)   with respect to any Dispute that is not resolved within five Joint Business Days of the Dispute Date, refer issues internally to appropriately senior members of staff of such party or of its Affiliate, adviser or agent in addition to actions under (b) immediately above (including actions under any Agreed Process identified and used under (b) immediately above) and to the extent such referral has not occurred as a result of action under (b) immediately above (including any Agreed Process).

7.   Internal processes for recording and monitoring Disputes

Each party agrees that, to the extent the Dispute Resolution Risk Mitigation Techniques apply to each party, it will have internal procedures and processes in place to record and monitor any Dispute for as long as the Dispute remains outstanding.

8.   Relationship to other portfolio reconciliation and dispute resolution processes

This EMIR Annex and any action or inaction of either party in respect of it are without prejudice to any rights or obligations the parties may possess in respect of each other under any Agreed Process or other contractual agreement, by operation of law or otherwise. Action or inaction by a party in respect of this EMIR Annex will not be presumed to operate as an exercise or waiver, in whole or part, of any right, power or privilege such party may possess in respect of each other under any Agreed Process or other contractual agreement, by operation of law or otherwise. In particular, but without limitation, (a) any valuation in respect of one or more Relevant Transactions for the purposes of this EMIR Annex will be without prejudice to any other valuation with respect to such Relevant Transaction(s) made for collateral, close out, dispute or other purpose; (b) the parties may seek to identify and resolve issues and discrepancies between themselves before either party delivers a Dispute Notice; and (c) nothing in this EMIR Annex obliges a party to deliver a Dispute Notice following the identification of any such issue or discrepancy (notwithstanding that such issue or discrepancy may remain unresolved) or limits the rights of the parties to serve a Dispute Notice, to commence or continue an Agreed Process (whether or not any action under Paragraph 6 of this EMIR Annex has occurred) or otherwise to pursue any dispute resolution process in respect of any such issue or discrepancy (whether or not any action under Paragraph 6 of this EMIR Annex has occurred).

9.   EMIR Status

Unless the Counterparty has otherwise advised the Dealer (in writing) to the contrary, the Counterparty shall be deemed to represent to the Dealer, on each day when the provisions of this EMIR Annex are applicable, that if it were established in the EU, it would constitute a non-financial counterparty that is below the clearing thresholds for the purposes of Article 10 of EMIR. Part IX of this Swap Trading Relationship Agreement applies to such specification.

If Counterparty is deemed to make the representation immediately above, Dealer may (at its sole discretion), reduce the frequency of portfolio reconciliation in accordance with the Portfolio Reconciliation Risk Mitigation Techniques[28].

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[28] [For information only and on a non-reliance basis, EMIR provides that if the parties have 100 or less trades between themselves and at least one party is a non-financial counterparty below the clearing threshold, reconciliation can be yearly rather than weekly/quarterly.]

v.2.22.17

If, at any time while the provisions of this EMIR Annex are applicable, the Counterparty determines that the representation above is incorrect or misleading in any material respect when deemed to be made or repeated by it:

(a)   the Counterparty shall promptly notify the Dealer of the facts and circumstances which cause such representation to be incorrect or misleading in any material respect; and

(b)   the parties will use reasonable efforts, negotiating in good faith and a commercially reasonable manner, to agree, implement and apply any amendments or modifications to the terms of any Relevant Transaction or to any related processes, to reflect the Counterparty's change of status for the purposes of EMIR in accordance with the applicable time periods for compliance under EMIR.

10.   Remedies for Breach

Without prejudice to the rights, powers, remedies and privileges provided by law, failure by a party to take any actions required by or to otherwise comply with the EMIR Annex will not constitute an event of default in respect of such party or any other event which permits either party to terminate any Relevant Transaction or other transaction under this agreement.

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v.2.22.17

END-USER EXCEPTION ELECTION ANNEX

[Instructions to Counterparty: Please indicate whether this Annex is applicable by responding "yes" or "no" in the DFA Answer Sheet in rows 34-35.]

A. END-USER EXCEPTION ELECTION

1. **Does Counterparty wish to apply this End-User Exception Election Annex?**[29]

2. **Standing End-User Exception:** If Counterparty, in reliance on the exception set forth in Section 2(h)(7) of the CEA and CFTC Regulation 50.50, elects not to clear any Transaction that is subject to the mandatory clearing requirements of Section 2(h)(1) of the CEA (such election, an "**End-User Exception Election**"), it will notify Dealer of such election in writing before entering into any such Transaction. Counterparty may specify in such notice that its election is a "standing election" or Counterparty may make such standing election in the DFA Answer Sheet, in which event Counterparty shall be deemed to have made the End-User Exception Election with respect to all Transactions entered into with Dealer prior to the effectiveness in accordance with <u>Part IX.4</u> of a written notice to Dealer revoking such standing election. Notwithstanding any such standing election, Counterparty may elect for the End-User Exception Election not to apply to a particular Transaction by notifying Dealer in writing prior to execution of the Transaction that Counterparty wishes to clear such Transaction.

   1. Does Counterparty wish to make a "**standing election**" of the End-User Exception Election with respect to all Transactions entered into with Dealer?[30]

B. FILING PREFERENCES AND COUNTERPARTY REPRESENTATIONS

[Instructions to Counterparty: Please insert answers for this Part B in the in rows 36 through 46 of the DFA Answer Sheet]

1. By executing any Transaction to which the End-User Exception Election applies, Counterparty shall be <u>deemed to represent</u> that: (i) Counterparty is eligible for an exception from mandatory clearing with respect to such Transaction under Section 2(h)(7) of the CEA and CFTC Regulation 50.50; and (ii) it is making either the:

   A. Annual Filing Election:[31]

   a. Counterparty has reported the information listed in CFTC Regulation 50.50(b)(1)(iii) in an annual filing made pursuant to CFTC Regulation 50.50(b)(2) no more than 365 days prior to entering into such Transaction, and

---

[29] Instructions to Counterparty: If Counterparty would like to apply the provisions of this End-User Exception Election Annex, please respond "yes" in row 34 of the DFA Answer Sheet. If Counterparty would <u>not</u> like to apply the provisions of this End-User Exception Election Annex, please respond "no" in row 34 of the DFA Answer Sheet. A response of "no" to this questions means that the End-User Exception to clearing will <u>not</u> apply.

[30] Instructions to Counterparty: If Counterparty would like to make the "standing election" with respect to the End-User Exception Election, please respond "yes" in row 35 of the DFA Answer Sheet. Otherwise, please respond "no".

[31] Instructions to Counterparty: If Counterparty has made an annual filing, please respond "yes" in row 36 of the DFA Answer Sheet. By doing so, Counterparty affirms the information in sub-sections (a)-(d) to Part B(1)(A).

v.2.22.17

b. Such information has been amended as necessary to reflect any material changes thereto,

c. Such annual filing covers the particular Transaction for which such exception is being claimed, and

d. the information in such filing is true, accurate, and complete in all material respects; **OR**

B. Trade Filing Election:[32] Counterparty has notified Dealer in writing prior to entering into a Transaction that it is has <u>not</u> reported the information listed in CFTC Regulation 50.50(b)(1)(iii) in an annual filing, and

a. Counterparty hereby represents that it has provided to Dealer all information listed in CFTC Regulation 50.50(1)(iii) and such information is true, accurate and complete in every material respect and covers the Transaction for which the exception is being claimed.[33]

2. Additional Counterparty Information: *[Instructions to Counterparty: For all parties, please insert answers for this Part B(2)(A) in rows 39 through 42 of the DFA Answer Sheet]*

A. General Counterparty Information:

a. Counterparty:
   i. is not a "financial entity" as defined in Section 2(h)(7)(C)(i) of the CEA (without regard to any exceptions or exclusions provided under 2(h)(7)(C)(ii), 2(h)(7)(C)(iii), or 2(h)(7)(D) or related CFTC regulations);[34] **OR**

   ii. it is a "financial entity" and it qualifies for one or more of the following exceptions provided under Sections 2(h)(7)(C)(ii), 2(h)(7)(C)(iii), or 2(h)(7)(D) of the CEA or related regulations (provided below):[35] and

      1. Counterparty qualifies for the small bank exclusion from the definition of "financial entity" in Section 2(h)(7)(C)(ii) of the CEA and CFTC Regulation 50.50(d); or

      2. Counterparty is excluded from the definition of "financial entity" in accordance with Section (2)(h)(7)(C)(iii) of the CEA; or

      3. Counterparty qualifies for an exception from mandatory clearing in accordance with Section (2)(h)(7)(D) of the CEA.

---

[32] Instructions to Counterparty: If Counterparty has not made an Annual Filing Election, (meaning that it responded "no" in row 36) please indicate its election to do a Trade Filing by responding "yes" in row 37 of the DFA Answer Sheet. By responding "yes" in row 37 of the DFA Answer Sheet, Counterparty is informing Dealer in writing of its election to make a Trade Filing.

[33] Instructions to Counterparty: Please respond "yes" (to make such representation) or "no" (to decline to make such representation) in row 38 of the DFA Answer Sheet.

[34] Instructions to Counterparty: Please respond "yes" or "no" in row 39 of the DFA Answer Sheet. A response of "yes" means that the Counterparty <u>is not</u> a "financial entity".

[35] Instructions to Counterparty: Please indicate in row 40 of the DFA Answer Sheet which (if any) of the elections in sub-sections (1)-(3) is applicable.

v.2.22.17

b. Counterparty is entering into such Transaction to hedge or mitigate commercial risk as provided in CFTC Regulation 50.50(c);[36] and

c. Counterparty generally meets its financial obligations associated with entering into non- cleared Transactions.[37]

B. Additional Information for Trade Filings: [*Instructions to Counterparty: For parties making the Trade Filing Election, please insert answers for this Part B(2)(B) in rows 43 through 46 of the DFA Answer Sheet.]*

    a. Counterparty represents that it meets its financial obligations for these Transactions by selecting the applicable items below. [38]

        1. A written credit support agreement,

        2. Pledged or segregated assets (including posting or receiving margin pursuant to a credit support agreement or otherwise),

        3. A written third-party guarantee,

        4. Counterparty's available financial resources, or

        5. Other means.

    b. Is Counterparty an issuer of securities registered under section 12 of the Securities Exchange Act of 1934 or required to file reports under section 15(d) of the Securities Exchange Act of 1934?[39]

        1. If Counterparty responded "yes" in row 44 of the DFA Answer Sheet, then Counterparty must include its SEC Central Index Key is in the DFA Answer Sheet, and hereby represents that the SEC Central Index Key it provides in the DFA Answer Sheet is accurate;[40] **AND**

        2. If Counterparty responded "yes" in Column 44 of the DFA Answer Sheet, then Counterparty hereby represents that an appropriate committee of its board of directors (or equivalent body) has reviewed and approved the decision to enter into swaps exempt from the requirements of section 2(h)(1) and 2(h)(8) of the CEA.[41]

---

[36] Instructions to Counterparty: Please respond "yes" (if Counterparty is entering into the Transaction to hedge or mitigate commercial risk) or "no" (if Counterparty is **not** entering into the Transaction to hedge or mitigate commercial risk) in row 41 of the DFA Answer Sheet.

[37] Instructions to Counterparty: Please respond "yes" or "no" in row 42 of the DFA Answer Sheet.

[38] Instructions to Counterparty: Please indicate which of sub-sections (1)-(5) is applicable by indicating as such in row 43 of the DFA Answer Sheet.

[39] Instructions to Counterparty: Please respond "yes" if Counterparty is making such representation, or "no" if Counterparty declines to make such representation in row 44 of the DFA Answer Sheet.

[40] Instructions to Counterparty: Please complete your SEC Central Index Key in row 45 of the DFA Answer Sheet.

[41] Instructions to Counterparty: Please respond "yes" (if Counterparty is making such representation), or "no" (if Counterparty declines to make such representation) in row 46 of the DFA Answer Sheet.

v.2.22.17

DEFINITIONAL ANNEX

STATUTORY AND REGULATORY DEFINITIONS

The statutory and regulatory provisions reproduced below are current as of the date this <u>Definitional Annex</u> is delivered to you. This <u>Definitional Annex</u> is provided solely for your convenience and should not be relied on as the sole basis for a determination of your legal status under the relevant provisions. We urge you to consult your legal advisors regarding the subject matter of this <u>Definitional Annex</u> and other terms defined in statue or regulation and used in this Agreement.

<u>CEA § 1(a)(10):</u>

(A) In general

The term "commodity pool" means any investment trust, syndicate, or similar form of enterprise operated for the purpose of trading in commodity interests, including any—

(i) commodity for future delivery, security futures product, or swap;

(ii) agreement, contract, or transaction described in section 2 (c)(2)(C)(i) of this title or section 2 (c)(2)(D)(i) of this title;

(iii) commodity option authorized under section 6c of this title; or

(iv) leverage transaction authorized under section 23 of this title.

(B) Further definition

The Commission, by rule or regulation, may include within, or exclude from, the term "commodity pool" any investment trust, syndicate, or similar form of enterprise if the Commission determines that the rule or regulation will effectuate the purposes of this chapter.

<u>CEA § 2(h)(7):</u>

(C) Financial entity definition

(i) In general For the purposes of this paragraph, the term "financial entity" means—

(I) a swap dealer;

(II) a security-based swap dealer;

(III) a major swap participant;

(IV) a major security-based swap participant;

(V) a commodity pool;

(VI) a private fund as defined in section 80b–2 (a) of title 15;

(VII) an employee benefit plan as defined in paragraphs (3) and (32) of section1002 of title 29;

(VIII) a person predominantly engaged in activities that are in the business of banking, or in activities that are financial in nature, as defined in section 1843 (k) of title 12.

(ii) *Exclusion.* The Commission shall consider whether to exempt small banks, savings associations, farm credit system institutions, and credit unions, including—

(I)	depository institutions with total assets of $10,000,000,000 or less;
(II)	farm credit system institutions with total assets of $10,000,000,000 or less; or
(III)	credit unions with total assets of $10,000,000,000 or less.

(iii) *Limitation*. Such definition shall not include an entity whose primary business is providing financing, and uses derivatives for the purpose of hedging underlying commercial risks related to interest rate and foreign currency exposures, 90 percent or more of which arise from financing that facilitates the purchase or lease of products, 90 percent or more of which are manufactured by the parent company or another subsidiary of the parent company.

(D) Treatment of affiliates

(i) *In general*. An affiliate of a person that qualifies for an exception under subparagraph (A) (including affiliate entities predominantly engaged in providing financing for the purchase of the merchandise or manufactured goods of the person) may qualify for the exception only if the affiliate, acting on behalf of the person and as an agent, uses the swap to hedge or mitigate the commercial risk of the person or other affiliate of the person that is not a financial entity.

(ii) *Prohibition relating to certain affiliates*. The exception in clause (i) shall not apply if the affiliate is—

(I)	a swap dealer;
(II)	a security-based swap dealer;
(III)	a major swap participant;
(IV)	a major security-based swap participant;
(V)	an issuer that would be an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a–3), but for paragraph (1) or (7) of subsection (c) of that Act (15 U.S.C. 80a–3 (c));
(VI)	a commodity pool; or
(VII)	a bank holding company with over $50,000,000,000 in consolidated assets.

CFTC Regulation 50.50(d):

For purposes of section 2(h)(7)(A) of the Act, a person that is a ''financial entity'' solely because of section 2(h)(7)(C)(i)(VIII) shall be exempt from the definition of ''financial entity'' if such person:

(1) Is organized as a bank, as defined in section 3(a) of the Federal Deposit Insurance Act, the deposits of which are insured by the Federal Deposit Insurance Corporation; a savings association, as defined in section 3(b) of the Federal Deposit Insurance Act, the deposits of which are insured by the Federal Deposit Insurance Corporation; a farm credit system institution chartered under the Farm Credit Act of 1971; or an insured Federal credit union or State-chartered credit union under the Federal Credit Union Act; and

(2) Has total assets of $10,000,000,000 or less on the last day of such person's most recent fiscal year.

12 U.S.C. 5381(a)(11):

Financial company

The term "financial company" means any company that—

(A) is incorporated or organized under any provision of Federal law or the laws of any State;

v.2.22.17

(B)   is—

        (i)   a bank holding company, as defined in section 1841 (a) of this title;

        (ii)   a nonbank financial company supervised by the Board of Governors;

        (iii)   any company that is predominantly engaged in activities that the Board of Governors has determined are financial in nature or incidental thereto for purposes of section 1843 (k) of this title other than a company described in clause (i) or (ii); or

        (iv)   any subsidiary of any company described in any of clauses (i) through (iii) that is predominantly engaged in activities that the Board of Governors has determined are financial in nature or incidental thereto for purposes of section 1843 (k) of this title (other than a subsidiary that is an insured depository institution or an insurance company); and

(C)   is not a Farm Credit System institution chartered under and subject to the provisions of the Farm Credit Act of 1971, as amended (12 U.S.C. 2001 et seq.), a governmental entity, or a regulated entity, as defined under section 4502 (20) of this title.

[Remainder of page left blank intentionally.]

v.2.22.17

MARGIN ANNEX

[Instructions to Counterparty: Please insert answers for this Margin Annex in the DFA Answer Sheet in row 47.]

1. Is Counterparty a Financial End-User?[42]

Financial end-user means—

(1) A counterparty that is not a swap entity and that is:

(i) A bank holding company or a margin affiliate thereof; a savings and loan holding company; a U.S. intermediate holding company established or designated for purposes of compliance with 12 CFR 252.153; or a nonbank financial institution supervised by the Board of Governors of the Federal Reserve System under Title I of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. 5323);

(ii) A depository institution; a foreign bank; a Federal credit union or State credit union as defined in section 2 of the Federal Credit Union Act (12 U.S.C. 1752(1) and (6)); an institution that functions solely in a trust or fiduciary capacity as described in section 2(c)(2)(D) of the Bank Holding Company Act (12 U.S.C. 1841(c)(2)(D)); an industrial loan company, an industrial bank, or other similar institution described in section 2(c)(2)(H) of the Bank Holding Company Act (12 U.S.C. 1841(c)(2)(H));

(iii) An entity that is state-licensed or registered as:

(A) A credit or lending entity, including a finance company; money lender; installment lender; consumer lender or lending company; mortgage lender, broker, or bank; motor vehicle title pledge lender; payday or deferred deposit lender; premium finance company; commercial finance or lending company; or commercial mortgage company; except entities registered or licensed solely on account of financing the entity's direct sales of goods or services to customers;

(B) A money services business, including a check casher; money transmitter; currency dealer or exchange; or money order or traveler's check issuer;

(iv) A regulated entity as defined in section 1303(20) of the Federal Housing Enterprises Financial Safety and Soundness Act of 1992 (12 U.S.C. 4502(20)) or any entity for which the Federal Housing Finance Agency or its successor is the primary federal regulator;

(v) Any institution chartered in accordance with the Farm Credit Act of 1971, as amended, 12 U.S.C. 2001 *et seq.* that is regulated by the Farm Credit Administration;

(vi) A securities holding company; a broker or dealer; an investment adviser as defined in section 202(a) of the Investment Advisers Act of 1940 (15 U.S.C. 80b-2(a)); an investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (15 U.S.C. 80a-1 *et*

---

[42] Instructions to Counterparty: If Counterparty is a Financial End-User, please respond "yes" in row 46 of the DFA Answer Sheet. If Counterparty is not a Financial End-User, please respond "no" in row 46 of the DFA Answer Sheet.

v.2.22.17

seq.), a company that has elected to be regulated as a business development company pursuant to section 54(a) of the Investment Company Act of 1940 (15 U.S.C. 80a-53(a)), or a person that is registered with the U.S. Securities and Exchange Commission as a security-based swap dealer or a major security-based swap participant pursuant to the Securities Exchange Act of 1934 (15 U.S.C. 78a *et seq.*).

(vii) A private fund as defined in section 202(a) of the Investment Advisers Act of 1940 (15 U.S.C. 80-b-2(a)); an entity that would be an investment company under section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3) but for section 3(c)(5)(C); or an entity that is deemed not to be an investment company under section 3 of the Investment Company Act of 1940 pursuant to Investment Company Act Rule 3a-7 (§270.3a-7 of this title) of the Securities and Exchange Commission;

(viii) A commodity pool, a commodity pool operator, a commodity trading advisor, a floor broker, a floor trader, an introducing broker or a futures commission merchant;

(ix) An employee benefit plan as defined in paragraphs (3) and (32) of section 3 of the Employee Retirement Income and Security Act of 1974 (29 U.S.C. 1002);

(x) An entity that is organized as an insurance company, primarily engaged in writing insurance or reinsuring risks underwritten by insurance companies, or is subject to supervision as such by a State insurance regulator or foreign insurance regulator;

(xi) An entity, person, or arrangement that is, or holds itself out as being, an entity, person, or arrangement that raises money from investors, accepts money from clients, or uses its own money primarily for investing or trading or facilitating the investing or trading in loans, securities, swaps, funds, or other assets; or

(xii) An entity that would be a financial end-user described in paragraph (1) of this definition or a swap entity if it were organized under the laws of the United States or any State thereof.

(2) **The term "financial end-user" <u>does not</u> include any counterparty that is**:

(i) A sovereign entity;

(ii) A multilateral development bank;

(iii) The Bank for International Settlements;

(iv) An entity that is exempt from the definition of financial entity pursuant to section 2(h)(7)(C)(iii) of the Act and implementing regulations;

(v) An affiliate that qualifies for the exemption from clearing pursuant to section 2(h)(7)(D) of the Act; or

(vi) An eligible treasury affiliate that the Commission exempts from the requirements of §§23.150 through 23.161 by rule.

*** If Counterparty fits into any of the definitions of (2) immediately above, please complete the End-User Exemption Election Annex.*

v.2.22.17

US PERSON ANNEX

CROSS-BORDER SWAPS REPRESENTATION LETTER

published on August 19, 2013
by the International Swaps and Derivatives Association, Inc.

On July 26, 2013, the CFTC published an "Interpretive Guidance and Policy Statement Regarding Compliance with Certain Swap Regulations" providing guidance as to when the CFTC will assert jurisdiction over swap transactions that have a non-U.S. element. This representation letter allows market participants to provide counterparties with status representations needed to determine whether compliance with various CFTC swap regulations is required by the Interpretive Guidance. The representations in this letter are solely for the purposes of making such determinations.

Capitalized terms used in this letter are defined in Appendix I.

I.   U.S. Person Representations.

[Instructions to Counterparty: Please insert answers for this US Person Annex in the DFA Answer Sheet in row 48]

1. *Not a U.S. Person*.

We hereby represent that we reasonably believe that we <u>do</u> <u>not</u> fall within any of the U.S. Person Categories and believe in good faith that we would <u>not</u> otherwise be deemed to be a "U.S. person" under the Interpretive Guidance. This representation shall be deemed repeated each time we enter into a Swap Transaction with you unless we have notified you to the contrary in a timely manner in writing prior to entering into such Swap Transaction.

2. *U.S. Person*.

We hereby represent that we reasonably believe that we <u>do</u> fall within one or more of the U.S. Person Categories or would otherwise be deemed to be a "U.S. person" under the Interpretive Guidance. This representation shall be deemed repeated each time we enter into a Swap Transaction with you unless we have notified you to the contrary in a timely manner in writing prior to entering into such Swap Transaction.

40

v.2.22.17

Appendix I: Definitions

"*Affiliate Conduit Factors*" means the four factors identified in the Interpretive Guidance as relevant to considering whether a non-U.S. person is an "affiliate conduit."[43] For informational purposes only, the text of the factors (but not the related interpretive material) is reproduced below:

(i)   the non-U.S. person is a majority-owned affiliate of a U.S. person;[44]

(ii)   the non-U.S. person is controlling, controlled by or under common control with the U.S. person;[45]

(iii)   the financial results of the non-U.S. person are included in the consolidated financial statements of the U.S. person; and

(iv)   the non-U.S. person, in the regular course of business, engages in swaps with non-U.S. third-party(ies) for the purpose of hedging or mitigating risks faced by, or to take positions on behalf of, its U.S. affiliate(s) and enters into offsetting swaps or other arrangements with its U.S. affiliate(s) in order to transfer the risks and benefits of such swaps with third-party(ies) to is U.S. affiliates.

"*CEA*" means the U.S. Commodity Exchange Act, as amended.

"*CFTC*" means the U.S. Commodity Futures Trading Commission.

"*CFTC Swap Regulations*" means the rules, regulations, orders and interpretations adopted or issued by the CFTC, as in effect from time to time, that apply to Swaps and that are promulgated under Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act or that are otherwise designated by the CFTC as being subject to the Interpretive Guidance.[46]

"*Financial Entity*" means a "financial entity," as defined in Section 2(h)(7)(C) of the Commodity Exchange Act, as amended.

"*Guarantee*" means an agreement or arrangement under which a person commits to provide a financial backstop or funding against potential losses that may be incurred by another person in connection with a Swap.[47]

"*Interpretive Guidance*" means the *Interpretive Guidance and Policy Statement Regarding Compliance with Certain Swap Regulations*, 78 Fed. Reg. 45292 (July 26, 2013), as amended or supplemented by the CFTC from time to time.[48]

---

[43]   For the full discussion of how the CFTC interprets the term "affiliate conduit" (or alternately "conduit affiliate"), see the Interpretive Guidance at pp. 45358-59. Note that the discussion indicates that the term "affiliate conduit" is not intended to include affiliates of swap dealers.

[44]   The concept of a majority-owned affiliate for these purposes is discussed in fn. 591 of the Interpretive Guidance.

[45]   The concept of "control" for these purposes is discussed in fn. 592 of the Interpretive Guidance.

[46]   The application of the "U.S. person" concept to swap regulation is discussed at p. 45316 of the Interpretive Guidance and the related concept of "swaps activities" is discussed at p. 45297 & fn. 38.

[47]   For a full discussion of how the CFTC interprets the term "guarantee," see the Interpretive Guidance at p. 45320 & fn. 267 and also at p. 45355.

[48]   Available at: http://www.cftc.gov/ucm/groups/public/@lrfederalregister/documents/file/2013-17958a.pdf.

"**_Swap_**" means a "swap" as defined in the Section 1a(47) of the CEA and CFTC Regulation 1.3(xxx). The term "Swap" also includes any foreign exchange swaps and foreign exchange forwards that may be exempted from regulation as "swaps" by the Secretary of the Treasury pursuant to authority granted by Section 1a(47)(E) of the Commodity Exchange Act.

"**_Swap Dealer_**" means a "swap dealer" as defined in Section 1a(49) of the CEA and CFTC Regulation 1.3(ggg) thereunder.

"**_Swap Transaction_**" means any transaction that results in the creation of new Swap between two or more parties or in a change to the terms of an existing Swap between parties, including execution, termination, assignment, novation, exchange, transfer, amendment, conveyance, or extinguishing of rights or obligations of a Swap.

"**_United States_**" or "**_U.S._**" means the United States, its states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, and any other territories or possessions of the United States government, or enclave of the United States government, its agencies or instrumentalities.

"**_U.S. Person Categories_**" means the enumerated categories of "U.S. persons" that are provided in the Interpretive Guidance.[49] For informational purposes only, the text of the categories (but not the related interpretive materials) is reproduced below:

(i)   any natural person who is a resident of the United States;

(ii)   any estate of a decedent who was a resident of the United States at the time of death;

(iii)   any corporation, partnership, limited liability company, business or other trust, association, joint-stock company, fund or any form of enterprise similar to any of the foregoing (other than an entity described in prongs (iv) or (v), below) (a "**legal entity**"),[50] in each case that is organized or incorporated under the laws of a state or other jurisdiction in the United States or having its principal place of business in the United States;[51]

(iv)   any pension plan for the employees, officers or principals of a legal entity described in prong (iii), unless the pension plan is primarily for foreign employees of such entity;

(v)   any trust governed by the laws of a state or other jurisdiction in the United States, if a court within the United States is able to exercise primary supervision over the administration of the trust;

(vi)   any commodity pool, pooled account, investment fund, or other collective investment vehicle that is not described in prong (iii) and that is majority-owned by one or more

---

[49]   Interpretive Guidance at pp. 45316-17.

[50]   See the Interpretive Guidance at p. 45309 regarding the inclusion of legal entities that engage in non-profit activities, U.S. state, county and local governments and their agencies and instrumentalities. The treatment of international financial institutions such as the World Bank is discussed at p. 45353 & fn. 531.

[51]   The CFTC indicates that the concept of "principal place of business" as applied to collective investment vehicles requires special consideration due to the nature of such vehicles. In particular, the location of senior personnel responsible for implementing the vehicle's investment strategy and for forming and/or promoting the vehicle is discussed. For discussion of the relevant considerations, see the Interpretive Guidance at pp. 45309-12.

v.2.22.17

persons described in prong (i), (ii), (iii), (iv), or (v),[52] except any commodity pool, pooled account, investment fund, or other collective investment vehicle that is publicly offered only to non-U.S. persons and not offered to U.S. persons;[53]

(vii)   any legal entity (other than a limited liability company, limited liability partnership or similar entity where all of the owners of the entity have limited liability) that is directly or indirectly majority-owned by one or more persons described in prong (i), (ii), (iii), (iv), or (v) and in which such person(s) bears unlimited responsibility for the obligations and liabilities of the legal entity;[54] and

(viii)   any individual account or joint account (discretionary or not) where the beneficial owner (or one of the beneficial owners in the case of a joint account) is a person described in prong (i), (ii), (iii), (iv), (v), (vi), or (vii).

---

[52]   For purposes of making this determination, the CFTC indicates that collective investment vehicles should "look through" direct investors in certain circumstances. See the Interpretive Guidance at pp. 45313-14 for discussion of when a look-through is required. In addition, the Interpretive Guidance indicates that majority ownership for this purpose is "the beneficial ownership of more than 50 percent of the equity or voting interests."

[53]   See the Interpretive Guidance at p. 45314 regarding exclusion of collective investment vehicles that are publicly offered only to non-U.S. persons and not offered to U.S. persons from the U.S. Person Categories.

[54]   Regarding the circumstances in which a majority of the owners of an entity are considered to be U.S. persons with unlimited responsibility for the obligations and liabilities of the legal entity, see the Interpretive Guidance at pp. 45312-13.

v.2.22.17

DFA Answer Sheet

Date of Agreement	December 2, 2020

Document	Part	Sub-Section	Row No.	Question	Answer
TERMS OF BUSINESS AGREEMENT FOR SWAP TRANSACTIONS	PART I: CUSTOMER INFORMATION	1	1	Counterparty Legal Name	MVP Hawaii Marks Garage, LLC
		2	2	Counterparty's Email Address	bwelch@theparkingreit.com
		3	3	Principal Occupation or Business	Real Estate Investing
		4	4	LEI	Pending
		5	5	Guarantor	☐ YES ☒ NO
		5(a)	6	Guarantor Name and Address	
		6	7	Third Party Control Person (not CP)	☐ YES ☒ NO
		6(a)	8	Third Party Control Person Name & Address	
	PART III: ECP CERTIFICATION	A	9	Eligible Contract Participant (ECP)	☒ YES ☐ NO
		B	10	Eligible Contract Participant Type(s)	☐ 1 ☐ 2 ☒ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8
		C	11	Commodity Pool Type(s)	☐ 1 ☐ 2 ☒ N/A
	PART IV: SPECIAL ENTITY CERTIFICATION	A	12	Special Entity	☐ YES ☒ NO
		A(1)	13	Special Entity Type(s)	☐ (a) ☐ (b) ☐ (c) ☐ (d) ☐ (e) ☐ (f)
	PART VIII: SUITABILITY	3(a)	14	Institutional Suitability Safe Harbor Election	☒ YES ☐ NO
		3(b)	15	"ENTITY" or "THIRD PARTY"	☒ ENTITY ☐ THIRD PARTY
SWAP TRADING RELATIONSHIP AGREEMENT	PART IV: PORTFOLIO RECONCILIATION	2(a)	16	CFTC Swap Entity	☐ YES ☒ NO
		3(A)(i)	17	Review	☐ YES ☒ NO
		3(A)(ii)	18	Exchange	☐ YES ☒ NO
		3(A)(iii)	19	Decline	☒ YES ☐ NO
		3(B)	20	SDR Non CFTC Swap Entity	☐ YES ☐ NO
		7	21	SDR CFTC Swap Entity	☐ YES ☐ NO
	PART IX: ADDITIONAL AND UPDATED INFORMATION; NOTICE PROVISIONS	1(a)(i)	22	Swap Dealer	☐ YES ☐ NO
		1(a)(ii)	23	Major Swap Participant	☐ YES ☐ NO
		1(b)(i)	24	Financial Entity	☐ YES ☒ NO
		1(b)(ii)	25	Financial Company	☐ YES ☒ NO
		1(b)(iii)	26	Insured Depository	☐ YES ☒ NO
		1(c)	27	Risk Valuation Election	☒ YES ☐ NO
		5(a)	28	Email for Notices	bwelch@theparkingreit.com
		5(b)	29	Email for Risk Valuations	bwelch@theparkingreit.com
		5(c)	30	Email for Portfolio Reconciliation	N/A
	PART X: DEEMED ISDA MASTER AGREEMENTS	A	31	Deemed ISDA Election	☒ YES ☐ NO
		A(1)	32	Deemed ISDA 2002 or 1992	☐ 1992 ☒ 2002
	EMIR ANNEX	1	33	EMIR Provisions Election	☐ YES ☒ NO
	END USER EXCEPTION ELECTION ANNEX	A(1)	34	End User Exception Election	☒ YES ☐ NO
		A(2)	35	Standing Election	☒ YES ☐ NO
		B(1)(A)	36	Counterparty Annual Filing Election	☐ YES ☒ NO
		B(1)(B)	37	Counterparty Trade Filing Election	☒ YES ☐ NO
		B(1)(B)(a)	38	Counterparty 50.50(1)(iii) Representations	☒ YES ☐ NO
		B(2)(A)(a)(i)	39	Not a "Financial Entity"	☒ YES (not a Financial Entity) ☐ NO (if a Financial Entity)
		B(2)(A)(a)(ii)	40	Financial Entity Exception(s)	☐ 1 ☐ 2 ☐ 3
		B(2)(A)(b)	41	Hedge or mitigate commercial risk	☒ YES ☐ NO
		B(2)(A)(c)	42	Meets its financial obligations	☒ YES ☐ NO
		B(2)(B)(a)	43	Means to meet its financial obligations	☐ 1 ☐ 2 ☐ 3 ☒ 4 ☐ 5
		B(2)(B)(b)	44	SEC Issuer Filer	☐ YES ☒ NO
		B(2)(B)(b)(1)	45	Central Index Key	
		B(2)(B)(b)(2)	46	Board Approval	☐ YES ☐ NO
	MARGIN ANNEX	1	47	Financial End User	☐ YES ☒ NO
	US PERSON ANNEX	1	48	U.S. Person Representations	☐ 1 ☒ 2

44

Schedule 1: Signature Pages

In witness of its acceptance and agreement to the foregoing, each of Counterparty and Dealer has caused the following to be executed by its duly authorized signatory:
(1) <u>Terms of Business Agreement</u>, and
(2) <u>Swap Trading Relationship Agreement</u>

AND, IF APPLICABLE, BASED ON COUNTERPARTY'S DFA ANSWER SHEET:

(3) <u>EMIR Annex</u>,
(4) <u>End-User Exception Election Annex</u>,
(5) <u>Deemed ISDA Master Agreement</u>
(6) <u>Margin Annex</u>

Accepted and agreed:

MVP Hawaii Marks Garage, LLC,
as Counterparty



Name:
Title:
Date: December 2, 2020

SMBC CAPITAL MARKETS, INC.
as Dealer

_____

Name:
Title:
Date:

v.2.22.17

PARTIAL PAYMENT GUARANTY

made by

THE PARKING REIT, INC.,
as guarantor,

in favor of

LOANCORE CAPITAL CREDIT REIT LLC

Dated as of December [8], 2020

PARTIAL PAYMENT GUARANTY

This **PARTIAL PAYMENT GUARANTY** (this "*Payment Guaranty*"), dated as of December [8], 2020, made by **THE PARKING REIT, INC.**, a Maryland corporation, having an address at 9130 West Post Road, Suite 200, Las Vegas, Nevada 89148 ("*Guarantor*"), in favor of **LCC WAREHOUSE V LLC**, a Delaware limited liability company (together with its successors and assigns, "*Lender*"), having an address c/o LoanCore Capital, 55 Railroad Avenue, Suite 100, Greenwich, Connecticut 06830, successor-in-interest to LoanCore Capital Credit REIT LLC, a Delaware limited liability company ("*Original Lender*").

R E C I T A L S:

A.   Pursuant to that certain Loan Agreement dated as of November 30, 2018 (as amended, and the same may be further amended, modified, supplemented, restated or replaced from time to time, the "*Loan Agreement*") between **MVP MILWAUKEE WELLS LLC**, a Nevada limited-liability company, **MVP INDIANAPOLIS CITY PARK GARAGE, LLC**, a Delaware limited liability company, **MVP INDIANAPOLIS WASHINGTON STREET LOT, LLC**, a Delaware limited liability company, **MVP RAIDER PARK GARAGE, LLC**, a Delaware limited liability company, **MVP HAWAII MARKS GARAGE, LLC**, a Delaware limited liability company, **MVP NEW ORLEANS RAMPART, LLC**, a Delaware limited liability company (individually and collectively, as required by context, "*Borrower*"), and Original Lender, Original Lender agreed to make a loan (the "*Loan*") to Borrower in the maximum principal amount not to exceed Thirty-Nine Million Five Hundred Thousand and No/100 Dollars ($39,500,000.00), subject to the terms and conditions of the Loan Agreement;

B.   As of March 5, 2019, all of Original Lender's right, title and interest in the Loan was assigned to Lender, and Lender is the holder of the Loan as of the date hereof;

C.   It is the intention of Guarantor, and a condition to Lender's willingness to modify the Loan and extend the Term pursuant to that certain Second Amendment to Loan Agreement and Loan Documents dated as of December [8], 2020 (the "*Second Amendment*"), by and among (i) Borrower, (ii) Guarantor and (iii) Lender, that, in addition to any other obligations of Guarantor under the Loan Documents, Guarantor guarantees the payment of the indebtedness and obligations evidenced by and created pursuant to the Note and Loan Documents in the amount of Five Million and No/100 Dollars ($5,000,000.00) as hereinafter provided; and

D.   Guarantor hereby acknowledges that Guarantor is the owner of direct or indirect interests in Borrower, and, accordingly, Guarantor will materially benefit from Lender's agreeing to make the Loan;

NOW, THEREFORE, in consideration of the premises set forth herein and as an inducement for and in consideration of the agreement of Lender to make the Loan pursuant to the Loan Agreement, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, Guarantor hereby agrees, covenants, represents and warrants to Lender as follows:

1. Definitions.

(a)   All capitalized terms used and not defined herein shall have the respective meanings given such terms in the Loan Agreement.

(b)   The term *"**Guaranteed Amount**"* means an amount equal to Five Million and No/100 Dollars ($5,000,000.00).

(c)   The term *"**Guaranteed Obligations**"* means the due and punctual payment in full (and not merely the collectability) of all sums and charges which may at any time be due and payable under and in accordance with the Note, the Loan Agreement or any other Loan Document (including, without limitation, the scheduled interest payments due under the Note on any Payment Date and the outstanding principal balance of the Loan on the Maturity Date); provided that in no event shall Guarantor's liability under this Payment Guaranty with respect to the Guaranteed Obligations exceed the Guaranteed Amount.

2. Guaranty.

(a)   Guarantor hereby irrevocably, absolutely and unconditionally guarantees to Lender the full, prompt and complete payment when due of the Guaranteed Obligations.

(b)   All sums payable to Lender under this Payment Guaranty shall be payable on demand and without reduction for any offset, claim, counterclaim or defense.

(c)   Guarantor hereby agrees to pay, protect, indemnify, defend and save harmless Lender from and against any and all fees, costs, losses, liabilities, obligations, claims, causes of action, suits, demands, judgments, expenses and damages, including reasonable attorneys' fees and disbursements, of any nature or description which Lender may suffer or incur, or which otherwise may arise by reason of Borrower's failure to pay or perform any of the Guaranteed Obligations when due, irrespective of whether such fees, costs, losses, liabilities, claims, causes of action, expenses or damages are incurred by Lender after the date hereof prior or subsequent to (i) Lender's declaring the Principal, interest and other sums evidenced or secured by the Loan Documents to be due and payable, (ii) the commencement or completion of a judicial or non-judicial foreclosure of the Mortgage or (iii) the conveyance of all or any portion of the Property by deed-in-lieu of foreclosure.

(d)   Guarantor agrees that no portion of any sums applied (other than sums received from Guarantor in full or partial satisfaction of its obligations hereunder), from time to time, in reduction of the Debt shall be deemed to have been applied in reduction of the Guaranteed Obligations until such time as the Debt has been paid in full, or Guarantor shall have made the full payment required hereunder, it being the intention hereof that the Guaranteed Obligations shall be the last portion of the Debt to be deemed satisfied.

3. Representations and Warranties.
Guarantor hereby represents and warrants to Lender as follows (which representations and warranties shall be given as of the date hereof and shall survive the execution and delivery of this Payment Guaranty):

(a) **Organization, Authority and Execution**. Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has all necessary power and authority to own its properties and to conduct its business as presently conducted or proposed to be conducted and to enter into and perform this Payment Guaranty and all other agreements and instruments to be executed by it in connection herewith. This Payment Guaranty has been duly executed and delivered by Guarantor.

(b) **Enforceability**. This Payment Guaranty constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) **No Violation**. The execution, delivery and performance by Guarantor of its obligations under this Payment Guaranty has been duly authorized by all necessary action, and do not and will not violate any law, regulation, order, writ, injunction or decree of any court or governmental body, agency or other instrumentality applicable to Guarantor, or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever upon any of the assets of Guarantor pursuant to the terms of Guarantor's charter, or any mortgage, indenture, agreement or instrument to which Guarantor is a party or by which it or any of its properties is bound. Guarantor is not in default under any other guaranty which it has provided to Lender.

(d) **No Litigation**. There are no actions, suits or proceedings at law or at equity, pending or, to Guarantor's best knowledge, threatened against or affecting Guarantor or which involve or might involve the validity or enforceability of this Payment Guaranty or which could reasonably be expected to have a Material Adverse Effect on the financial condition of Guarantor or the ability of Guarantor to perform any of its obligations under this Payment Guaranty. Guarantor is not in default beyond any applicable grace or cure period with respect to any order, writ, injunction, decree or demand of any Governmental Authority which could reasonably be expected to have a Material Adverse Effect on the financial condition of Guarantor or the ability of Guarantor to perform any of its obligations under this Payment Guaranty.

(e) **Consents**. All material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, all Governmental Authorities (collectively, the "*Consents*") that are required in connection with the valid execution, delivery and performance by Guarantor of this Payment Guaranty have been obtained and Guarantor agrees that all Consents required in connection with the carrying out or performance of any of Guarantor's obligations under this Payment Guaranty will be obtained when required.

(f) **Financial Statements and Other Information**. All financial statements of Guarantor heretofore delivered to Lender are true and correct in all material respects and fairly present the financial condition of Guarantor as of the respective dates thereof, and no materially adverse change has occurred in the financial conditions reflected therein since the respective dates thereof. None of the aforesaid financial statements or any certificate or statement furnished to Lender by or on behalf of Guarantor in connection with the transactions contemplated hereby, and none of the representations and warranties in this Payment Guaranty contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein or herein not misleading. Guarantor is not insolvent within the meaning of the United States Bankruptcy Code or any other applicable law, code or regulation and the execution, delivery and performance of this Payment Guaranty will not render Guarantor insolvent.

(g) **Consideration**. Guarantor is the owner, directly or indirectly, of certain legal and beneficial equity interests in Borrower.

4. Financial Statements. Guarantor shall deliver to Lender, (a) within one-hundred and twenty (120) days after the end of each fiscal year of Guarantor, a complete copy of Guarantor's annual financial statements audited by an independent certified public accounting firm reasonably acceptable to Lender, of which Lender has preapproved Guarantor's current auditor, RBSM, LLP, (b) within forty-five (45) days after the end of each fiscal quarter of Guarantor, financial statements (including (1) a balance sheet as of the end of such fiscal quarter, (2) a statement of income and expense for such fiscal quarter, (3) a statement of cash flow for such fiscal quarter and (4) a statement of change in financial position) certified by the chief financial officer of Guarantor and in form, content, level of detail and scope as required by the SEC for Guarantor's form 10-Q, which certificate shall contain a statement that the requirements described in Section 6 have been satisfied), and (c) twenty (20) days after request by Lender, such other financial information with respect to Guarantor as Lender may reasonably request.

5. Unconditional Character of Obligations of Guarantor.

(a) The obligations of Guarantor hereunder shall be irrevocable, absolute and unconditional, irrespective of the validity, regularity or enforceability, in whole or in part, of the other Loan Documents or any provision thereof, or the absence of any action to enforce the same, any waiver or consent with respect to any provision thereof, the recovery of any judgment against Borrower, Guarantor or any other Person or any action to enforce the same, any failure or delay in the enforcement of the obligations of Borrower under the other Loan Documents or Guarantor under this Payment Guaranty, or any setoff or counterclaim, and irrespective of any other circumstances which might otherwise limit recourse against Guarantor by Lender or constitute a legal or equitable discharge or defense of a guarantor or surety. Lender may enforce the obligations of Guarantor under this Payment Guaranty by a proceeding at law, in equity or otherwise, independent of any loan foreclosure or similar proceeding or any deficiency action against Borrower or any other Person at any time, either before or after an action against the Property or any part thereof, Borrower or any other Person. **This Payment Guaranty is a guaranty of payment and performance and not merely a guaranty of collection.** Guarantor waives diligence, notice of acceptance of this Payment Guaranty, filing of claims with any court, any proceeding to enforce any provision of any other Loan Document, against Guarantor, Borrower or any other Person, any right to require a proceeding first against Borrower or any other Person, or to exhaust any security (including, without limitation, the Property) for the performance of the Guaranteed Obligations or any other obligations of Borrower or any other Person, or any protest, presentment, notice of default or other notice or demand whatsoever (except to the extent expressly provided to the contrary in this Payment Guaranty).

(b)   The obligations of Guarantor under this Payment Guaranty, and the rights of Lender to enforce the same by proceedings, whether by action at law, suit in equity or otherwise, shall not be in any way affected by any of the following:

(i)   any insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, receivership, conservatorship, winding up or other similar proceeding involving or affecting Borrower, the Property or any part thereof, Guarantor or any other Person;

(ii)   any failure by Lender or any other Person, whether or not without fault on its part, to perform or comply with any of the terms of the Loan Agreement, or any other Loan Documents, or any document or instrument relating thereto;

(iii)   the sale, transfer or conveyance of the Property or any interest therein to any Person, whether now or hereafter having or acquiring an interest in the Property or any interest therein and whether or not pursuant to any foreclosure, trustee sale or similar proceeding against Borrower or the Property or any interest therein;

(iv)   the conveyance to Lender, any Affiliate of Lender or Lender's nominee of the Property or any interest therein by a deed-in-lieu of foreclosure;

(v)   the release of Borrower or any other Person from the performance or observance of any of the agreements, covenants, terms or conditions contained in any of the Loan Documents by operation of law or otherwise; or

(vi)   the release in whole or in part of any collateral for any or all Guaranteed Obligations or for the Loan or any portion thereof.

(c)   Except as otherwise specifically provided in this Payment Guaranty, Guarantor hereby expressly and irrevocably waives all defenses in an action brought by Lender to enforce this Payment Guaranty based on claims of waiver, release, surrender, alteration or compromise and all setoffs, reductions, or impairments, whether arising hereunder or otherwise.

(d)   Lender may deal with Borrower and Affiliates of Borrower in the same manner and as freely as if this Payment Guaranty did not exist and shall be entitled, among other things, to grant Borrower or any other Person such extension or extensions of time to perform any act or acts as may be deemed advisable by Lender, at any time and from time to time, without terminating, affecting or impairing the validity of this Payment Guaranty or the obligations of Guarantor hereunder.

(e)   No compromise, alteration, amendment, modification, extension, renewal, release or other change of, or waiver, consent, delay, omission, failure to act or other action with respect to, any liability or obligation under or with respect to, or of any of the terms, covenants or conditions of, the Loan Documents shall in any way alter, impair or affect any of the obligations of Guarantor hereunder, except to the express extent of such modification or amendment and Guarantor agrees that if any Loan Document is modified with Borrower's consent, the Guaranteed Obligations shall automatically be deemed modified as applicable to include such modifications.

(f)   Lender may proceed to protect and enforce any or all of its rights, powers, and remedies under this Payment Guaranty by suit in equity or action at law (including foreclosure of all or any portion of the collateral for the Loan), whether for the specific performance of any covenants or agreements contained in this Payment Guaranty or otherwise, or to take any action authorized or permitted under applicable law (in any order), and shall be entitled to require and enforce the performance of all acts and things required to be performed hereunder by Guarantor. Each and every remedy of Lender shall, to the extent permitted by law, be non-exclusive and cumulative and shall be in addition to any other remedy given hereunder or now or hereafter existing at law or in equity.

(g)   No waiver shall be deemed to have been made by Lender of any rights hereunder unless the same shall be in writing and signed by Lender, and any such waiver shall be a waiver only with respect to the specific matter involved and shall in no way impair the rights of Lender or the obligations of Guarantor to Lender in any other respect or at any other time.

(h)   At the option of Lender, Guarantor may be joined in any action or proceeding commenced by Lender against Borrower in connection with or based upon any other Loan Documents and recovery may be had against Guarantor in such action or proceeding or in any independent action or proceeding against Guarantor to the extent of Guarantor's liability hereunder, without any requirement that Lender first assert, prosecute or exhaust any remedy or claim against Borrower or any other Person, or any security for the obligations of Borrower or any other Person.

(i)   Guarantor agrees that this Payment Guaranty shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment is made by Borrower or Guarantor to Lender and such payment is rescinded or must otherwise be returned by Lender (as determined by Lender in its sole and absolute discretion) upon insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, receivership, conservatorship, winding up or other similar proceeding involving or affecting Borrower or Guarantor, all as though such payment had not been made.

(j)   In the event that Guarantor shall advance or become obligated to pay any sums under this Payment Guaranty or in connection with the Guaranteed Obligations or in the event that for any reason whatsoever Borrower or any subsequent owner of the Property or any part thereof is now, or shall hereafter become, indebted to Guarantor, Guarantor agrees that (i) the amount of such sums and of such indebtedness and all interest thereon shall at all times be subordinate as to lien, the time of payment and in all other respects to all sums, including Principal and interest and other amounts, at any time owed to Lender under the Loan Documents, and (ii) Guarantor shall not be entitled to enforce or receive payment thereof until all Principal, interest and other sums due pursuant to the Loan Documents have been paid in full. Nothing herein contained is intended or shall be construed to give Guarantor any right of subrogation in or under the Loan Documents or any right to participate in any way therein, or in the right, title or interest of Lender in or to any collateral for the Loan, notwithstanding any payments made by Guarantor under this Payment Guaranty, until the actual and irrevocable receipt by Lender of payment in full of all Principal, interest and other sums due with respect to the Loan or otherwise payable under the Loan Documents. If any amount shall be paid to Guarantor on account of such subrogation rights at any time when any such sums due and owing to Lender shall not have been fully paid, such amount shall be paid by Guarantor to Lender for credit and application against such sums due and owing to Lender.

(k) This Payment Guaranty shall terminate upon Lender's receipt of all sums owing and outstanding under the Loan Documents, and the full payment and performance of all other obligations (and including interest accruing on the Note after the commencement of a proceeding by or against Borrower under the Bankruptcy Code, which interest the parties agree shall remain a claim that is prior and superior to any claim of Guarantor notwithstanding any contrary practice, custom or ruling in cases under the United States Bankruptcy Code generally), and there has expired the maximum possible period thereafter during which any payment made by Borrower or others to Lender with respect to the Loan could be deemed a preference under the United States Bankruptcy Code and thereafter, provided that Lender has received all costs associated with preparing and delivering such assignments, Lender shall cooperate with Guarantor to assign and deliver back to Guarantor all indebtedness, and all evidence and security therefor that Guarantor may have delivered to Lender.

(l) Guarantor's obligations hereunder shall survive a foreclosure, deed-in-lieu of foreclosure or similar proceeding involving the Property and the exercise by Lender of any or all of its remedies pursuant to the Loan Documents.

6. Covenants.

(a) As used in this Section 6, the following terms shall have the respective meanings set forth below:

(i) "*GAAP*" shall mean generally accepted accounting principles, consistently applied.

(ii) "*Liquid Assets*" shall mean any of the following, but only to the extent owned individually and located in the United States: assets in the form of cash, cash equivalents, obligations of (or fully guaranteed as to principal and interest by) the United States or any agency or instrumentality thereof (provided the full faith and credit of the United States supports such obligation or guarantee), certificates of deposit issued by a commercial bank having net assets of not less than $500 million, securities listed and traded on a recognized stock exchange or traded over the counter and listed in the National Association of Securities Dealers Automatic Quotations, or liquid debt instruments that have a readily ascertainable value and are regularly traded in a recognized financial market.

(iii) "*Net Worth*" shall mean, as of a given date, (x) Guarantor's total assets located in the United States as of such date (exclusive of any interest in the Property or in any other asset that is part of the collateral for the Loan) less (y) Guarantor's total liabilities as of such date, determined in accordance with GAAP.

(b) Until all of the Guaranteed Obligations have been paid in full, Guarantor (i) shall maintain (A) a Net Worth in excess of $40,000,000.00 (the "*Net Worth Threshold*") and (B) Liquid Assets having a market value of at least (1) $1,500,000.00 commencing as of the date of this Payment Guaranty and continuing during the First Extension Period and (3) $2,500,000 during the Second Extension Period (if applicable) (each, as applicable, the "*Liquid Assets Threshold*") and (ii) shall not sell, pledge, mortgage or otherwise transfer any of its assets, or any interest therein, which would cause Guarantor's Net Worth to fall below the Net Worth Threshold or Guarantor's Liquid Assets to fall below the Liquid Assets Threshold.

(c)   Guarantor shall not, at any time while a default in the payment of the Guaranteed Obligations has occurred and is continuing, either (i) enter into or effectuate any transaction with any Affiliate which would reduce the Net Worth of Guarantor (including the payment of any dividend or distribution to a shareholder, or the redemption, retirement, purchase or other acquisition for consideration of any stock or interest in Guarantor) or (ii) sell, pledge, mortgage or otherwise transfer to any Person any of Guarantor's assets, or any interest therein, *provided, however*, the restrictions in this Section 6(c) shall expressly not apply to, nor restrict Guarantor's ability to undertake, effectuate and/or complete, either the "*Third-Party Acquisition*" (as defined in the Second Amendment) or the "*MVP Fort Worth Sale*" (as defined in the Second Amendment).

(d)   For the avoidance of doubt, neither any capital contributions made by Guarantor nor repayment of Principal by Borrowers following either the Third-Party Acquisition or the MVP Fort Worth Sale pursuant to this Section 12 of the Second Amendment shall reduce, modify or otherwise satisfy any obligations or liabilities of Guarantor under this Payment Guaranty, including with respect to the Guaranteed Obligations, or otherwise reduce the Guaranteed Amount.

(e)   Guarantor shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence and all material rights, licenses, permits, franchises and all applicable governmental authorizations necessary for the operation of its business and comply with all Legal Requirements applicable to it and its assets. Guarantor shall not engage in any dissolution or liquidation without obtaining the prior consent of Lender, which consent shall not be unreasonably withheld or delayed.

(f)   Guarantor shall give prompt notice to Lender of any litigation or governmental proceedings pending or threatened against Guarantor which could reasonably be expected to have a Material Adverse Effect on the Guarantor's condition (financial or otherwise) or business (including Guarantor's ability to perform the Guaranteed Obligations hereunder or under the other Loan Documents to which it is a party).

(g)   Guarantor will use its good faith and commercially reasonable efforts to comply with the Patriot Act and all applicable requirements of Governmental Authorities having jurisdiction over Guarantor, including those relating to money laundering and terrorism.

(h)   Guarantor shall, at Guarantor's sole cost and expense:

(i)   cure any defects in the execution and delivery of the Loan Documents to which Guarantor is a party and execute and deliver, or cause to be executed and delivered, to Lender such documents, instruments, certificates, assignments and other writings, and do such other acts necessary or desirable, to correct any omissions in the Loan Documents to which Guarantor is a party, as Lender may reasonably require; and

(ii) do and execute all and such further lawful and reasonable acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Payment Guaranty and the other Loan Documents to which Guarantor is a party, as Lender may reasonably require from time to time.

7. Entire Agreement/Amendments. This instrument represents the entire agreement between the parties with respect to the subject matter hereof. The terms of this Payment Guaranty shall not be waived, altered, modified, amended, supplemented or terminated in any manner whatsoever except by written instrument signed by Lender and Guarantor.

8. Successors and Assigns. This Payment Guaranty shall be binding upon Guarantor, and Guarantor's estate, heirs, personal representatives, successors and assigns, may not be assigned or delegated by Guarantor and shall inure to the benefit of Lender and its successors and assigns.

9. Governing Law.

(a) THIS PAYMENT GUARANTY WAS NEGOTIATED IN THE STATE OF NEW YORK AND THE PROCEEDS OF THE NOTE DELIVERED PURSUANT TO THE LOAN AGREEMENT WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS PAYMENT GUARANTY AND THE OBLIGATIONS ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE AND ANY APPLICABLE LAW OF THE UNITED STATES OF AMERICA. TO THE FULLEST EXTENT PERMITTED BY LAW, GUARANTOR HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS PAYMENT GUARANTY AND THE NOTE, AND THIS PAYMENT GUARANTY AND THE NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO § 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS PAYMENT GUARANTY SHALL BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN NEW YORK COUNTY, NEW YORK AND GUARANTOR WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT INCORP SERVICES, INC. AT ONE COMMERCE PLAZA – 99 WASHINGTON AVENUE, SUITE 805-A, ALBANY, NEW YORK 12210-2822, AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW

YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE OF GUARANTOR MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR (UNLESS LOCAL LAW REQUIRES ANOTHER METHOD OF SERVICE), IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. GUARANTOR (i) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (ii) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH OFFICE SHALL BE DESIGNATED AS THE ADDRESS FOR SERVICE OF PROCESS), AND (iii) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR. NOTWITHSTANDING THE FOREGOING, LENDER SHALL HAVE THE RIGHT TO INSTITUTE ANY LEGAL SUIT, ACTION OR PROCEEDING FOR THE ENFORCEMENT OR FORECLOSURE OF ANY LIEN ON ANY COLLATERAL FOR THE LOAN IN ANY FEDERAL OR STATE COURT IN ANY JURISDICTION(S) THAT LENDER MAY ELECT IN ITS SOLE AND ABSOLUTE DISCRETION, AND GUARANTOR WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING.

10. Section Headings. The headings of the sections and paragraphs of this Payment Guaranty have been inserted for convenience of reference only and shall in no way define, modify, limit or amplify any of the terms or provisions hereof.

11. Severability. Any provision of this Payment Guaranty which may be determined by any competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, Guarantor hereby waives any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

12. WAIVER OF TRIAL BY JURY. GUARANTOR HEREBY WAIVES THE RIGHT OF TRIAL BY JURY IN ANY LITIGATION, ACTION OR PROCEEDING ARISING HEREUNDER OR IN CONNECTION THEREWITH.

13. Other Guaranties. The obligations of Guarantor hereunder are separate and distinct from, and in addition to, the obligations of Guarantor now or hereafter arising under any other guaranties, indemnification agreements or other agreements to which Guarantor is now or hereafter becomes a party. In no event shall Guarantor be entitled to any credit against amounts due under this Payment Guaranty by reason of amounts paid to Lender by Guarantor or any other person under or by reason of the other guaranties, indemnification agreements or other agreements to which Guarantor is now or hereafter becomes a party.

14. Notices. All notices, demands, requests, consents, approvals or other communications (collectively called "*Notices*") required or permitted to be given hereunder to Lender or Guarantor or which are given to Lender or the Guarantor with respect to this Payment Guaranty shall be in writing and shall be sent by United States registered or certified mail, return receipt requested, postage prepaid, addressed as set forth below, or personally delivered with receipt acknowledged to such address, or in either case, to such other address(es) as the party in question shall have specified most recently by like Notice.

If to Lender, to:

> c/o LoanCore Capital
> 55 Railroad Avenue, Suite 100
> Greenwich, Connecticut 06830
> Attention: Brett Kaplan
> Facsimile No.: (203) 861-6006
> E-mail: bkaplan@loancore.com

with a copy to:

> c/o LoanCore Capital
> 55 Railroad Avenue, Suite 100
> Greenwich, Connecticut 06830
> Attention: Notices
> E-mail: notices@loancore.com

with a copy to:

> Gussis & Alexander LLC
> 6200 North Hiawatha Avenue, Suite 6200
> Chicago, Illinois 60646
> Attention: Samuel P. Gussis, Esq.
> Email: sgussis@gussislawgroup.com

If to Guarantor, to:

> The Parking REIT, Inc.
> 9130 West Post Road, Suite 200
> Las Vegas, Nevada 89148
> Attention: Michael V. Shustek
> E-mail: mike@theparkingreit.com

with a copy to:

> Law Offices of Craig Burr
> 9130 West Post Road, Suite 210
> Las Vegas, Nevada 89148
> Attention: Craig D. Burr, Esq.
> E-mail: craig@craigburr.com

with a copy to:

> Venable LLP
> 750 East Pratt Street, Suite 900
> Baltimore, Maryland 21202
> Attn: Anne-Thérèse Béchamps, Esq.
> E-mail: atbechamps@Venable.com

Notices which are given in the manner aforesaid shall be deemed to have been given or served for all purposes hereunder (i) on the date on which such notice shall have been personally delivered as aforesaid, (ii) on the date of delivery by mail as evidenced by the return receipt therefor, or (iii) on the date of failure to deliver by reason of refusal to accept delivery or changed address of which no Notice was given.

15. Guarantor's Receipt of Loan Documents. Guarantor by its execution hereof acknowledges receipt of true copies of all of the Loan Documents, the terms and conditions of which are hereby incorporated herein by reference.

16. Interest; Expenses.

(a)   If Guarantor fails to pay all or any sums due hereunder upon demand by Lender, the amount of such sums payable by Guarantor to Lender shall bear interest from the date of demand until paid at the Default Rate in effect from time to time.

(b)   Guarantor hereby agrees to pay all costs, charges and expenses, including reasonable attorneys' fees and disbursements, that may be incurred by Lender in enforcing the covenants, agreements, obligations and liabilities of Guarantor under this Payment Guaranty.

17. Intentionally Deleted.

18. Joint and Several Obligations. If Guarantor consists of more than one Person, each such Person shall have joint and several liability for the obligations of Guarantor hereunder.

19. Gender; Number; General Definitions. All references to sections and schedules are to sections and schedules in or to this Payment Guaranty unless otherwise specified. All uses of the word "including" or "include" or similar words shall mean "including, without limitation" unless the context shall indicate otherwise. Unless otherwise specified, the words "hereof," "herein" and "hereunder" and words of similar import when used in this Payment Guaranty shall refer to this Payment Guaranty as a whole and not to any particular provision of this Payment Guaranty. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined. The phrases "attorneys' fees", "legal fees" and "counsel fees" shall include any and all reasonable attorneys', paralegal and law clerk fees and disbursements, including fees and disbursements at the pre-trial, trial and appellate levels, incurred or paid by Lender in protecting its interest in the Property and/or in enforcing its rights hereunder.

20. Full Recourse. All of the terms and provisions of this Payment Guaranty are recourse obligations of Guarantor and not restricted by any limitation on personal liability set forth in any of the Loan Documents.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Guarantor has executed this Payment Guaranty as of the date first above written.

GUARANTOR:

THE PARKING REIT, INC.,
a Maryland corporation

By:

     Name: Michael V. Shustek
     Title: Chief Executive Officer